NEXGEN ENERGY LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

______________________________

TRUST INDENTURE
______________________________

Providing for the Issue of 7.5% 2020 Unsecured Convertible Debentures

May 27, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	- 1 -

1.1 Definitions	- 1 -
1.2 Meaning of "Outstanding"	- 7 -
1.3 Interpretation	- 8 -
1.4 Headings, Etc.	- 9 -
1.5 Time of Essence	- 9 -
1.6 Day not a Business Day	- 9 -
1.7 Applicable Law	- 9 -
1.8 Jurisdiction	- 9 -
1.9 Monetary References	- 9 -
1.10 Invalidity, Etc.	- 9 -
1.11 Language	- 10 -
1.12 Successors and Assigns	- 10 -
1.13 Benefits of Indenture	- 10 -
1.14 Accounting Terms	- 10 -
1.15 Calculations	- 10 -
1.16 Schedules	- 10 -

ARTICLE 2 THE DEBENTURES	- 11 -

2.1 Limit of Debentures	- 11 -
2.2 Form of Debentures	- 11 -
2.3 Terms of Debentures	- 11 -
2.4 Certification and Delivery of Debentures	- 22 -
2.5 Execution of Debentures	- 22 -
2.6 Certification	- 23 -
2.7 Mutilation, Loss, Theft or Destruction	- 23 -
2.8 Concerning Interest	- 23 -
2.9 Payments of Amounts Due on Maturity	- 24 -
2.10 Payment of Interest	- 24 -
2.11 Payment of Additional Amounts	- 25 -

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP	- 28 -

3.1 Transfers of Debentures	- 28 -
3.2 Registered Debentures	- 29 -
3.3 Transferee Entitled to Registration	- 29 -
3.4 No Notice of Trusts	- 29 -
3.5 Registers Open for Inspection	- 30 -
3.6 Exchanges of Debentures	- 30 -
3.7 Closing of Registers	- 30 -
3.8 Charges for Registration, Transfer and Exchange	- 31 -
3.9 Ownership of Debentures	- 31 -

ARTICLE 4 REDEMPTION AND PURCHASE OF DEBENTURES	- 32 -

4.1 Applicability	- 32 -
4.2 Partial Redemption	- 32 -

(i)

4.3 Notice of Redemption	- 33 -
4.4 Debentures Due on Redemption Dates	- 33 -
4.5 Deposit of Redemption Monies	- 33 -
4.6 Failure to Surrender Debentures Called for Redemption	- 34 -
4.7 Cancellation of Debentures Redeemed	- 34 -
4.8 Purchase of Debentures by the Corporation	- 34 -

ARTICLE 5 CONVERSION OF DEBENTURES	- 35 -

5.1 Applicability	- 35 -
5.2 Revival of Right to Convert	- 35 -
5.3 Manner of Exercise of Right to Convert	- 36 -
5.4 Adjustment of Conversion Price	- 37 -
5.5 No Requirement to Issue Fractional Shares	- 41 -
5.6 Corporation to Reserve Shares	- 41 -
5.7 Cancellation of Converted Debentures	- 41 -
5.8 Certificate as to Adjustment	- 42 -
5.9 Notice of Special Matters	- 42 -
5.10 Protection of Trustee	- 42 -

ARTICLE 6 COVENANTS OF THE CORPORATION	- 43 -

6.1 General Covenants	- 43 -
6.2 To Pay Trustee's Remuneration	- 43 -
6.3 To Give Notice of Default	- 43 -
6.4 Preservation of Existence, Etc.	- 43 -
6.5 Keeping of Books	- 43 -
6.6 Maintenance of Listing	- 43 -
6.7 Annual Certificate of Compliance	- 44 -
6.8 Reporting Requirements	- 44 -
6.9 No Distributions on Shares if Event of Default	- 45 -
6.10 Maintenance of Office or Agency	- 45 -
6.11 Certain Payments	- 45 -
6.12 Performance of Covenants by Trustee	- 45 -

ARTICLE 7 DEFAULT	- 46 -

7.1 Events of Default	- 46 -
7.2 Notice of Events of Default	- 47 -
7.3 Waiver of Default	- 48 -
7.4 Waiver of Declaration	- 48 -
7.5 Enforcement by the Trustee	- 49 -
7.6 No Suits by Debentureholders	- 50 -
7.7 Application of Monies by Trustee	- 51 -
7.8 Notice of Payment by Trustee	- 52 -
7.9 Trustee May Demand Production of Debentures	- 52 -
7.10 Remedies Cumulative	- 52 -
7.11 Judgment Against the Corporation	- 52 -
7.12 Control by Holders	- 52 -
7.13 Rights of Holders to Receive Payment	- 53 -
7.14 Delay or Omission Not Waiver	- 53 -

(ii)

7.15 Immunity of Directors, Officers and Others	- 53 -

ARTICLE 8 SATISFACTION AND DISCHARGE	- 53 -

8.1 Cancellation and Destruction	- 53 -
8.2 Non-Presentation of Debentures	- 53 -
8.3 Repayment of Unclaimed Monies or Shares	- 54 -
8.4 Discharge	- 54 -
8.5 Satisfaction	- 55 -
8.6 Continuance of Rights, Duties and Obligations and Release of Trust Funds	- 56 -

ARTICLE 9 SUCCESSORS	- 57 -

9.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, Etc.	- 57 -
9.2 Vesting of Powers in Successor	- 58 -

ARTICLE 10 COMPULSORY ACQUISITION	- 58 -

10.1 Definitions In this Article:	- 58 -
10.2 Offer for Debentures	- 59 -
10.3 Offeror's Notice to Dissenting Shareholders	- 59 -
10.4 Delivery of Debenture Certificates	- 60 -
10.5 Payment of Consideration to Trustee	- 60 -
10.6 Consideration to be held in Trust	- 60 -
10.7 Completion of Transfer of Debentures to Offeror	- 60 -
10.8 Appointment of Trustee by Offeror	- 61 -
10.9 Communication of Offer to the Corporation	- 61 -

ARTICLE 11 AMENDMENTS, SUPPLEMENTS AND WAIVERS	- 61 -

11.1 Ordinary Consent	- 61 -
11.2 Special Consent	- 61 -
11.3 Without Consent	- 62 -
11.4 Form of Consent	- 63 -
11.5 Supplemental Indentures	- 63 -
11.6 Regulatory Approvals	- 64 -

ARTICLE 12 MEETINGS OF DEBENTUREHOLDERS	- 64 -

12.1 Right to Convene Meeting	- 64 -
12.2 Notice of Meetings	- 64 -
12.3 Chair	- 65 -
12.4 Quorum	- 65 -
12.5 Power to Adjourn	- 65 -
12.6 Poll	- 65 -
12.7 Voting	- 65 -
12.8 Proxies	- 66 -
12.9 Persons Entitled to Attend Meetings	- 66 -
12.10 Powers Cumulative	- 67 -
12.11 Minutes	- 67 -
12.12 Instruments in Writing	- 67 -

(iii)

12.13 Binding Effect of Resolutions	- 67 -
12.14 Evidence of Rights of Debentureholders	- 67 -

ARTICLE 13 NOTICES	- 68 -

13.1 Notice to Corporation	- 68 -
13.2 Notice to Debentureholders	- 68 -
13.3 Notice to Trustee	- 69 -
13.4 Mail Service Interruption	- 69 -

ARTICLE 14 CONCERNING THE DEBENTURE TRUSTEE	- 69 -

14.1 No Conflict of Interest	- 69 -
14.2 Replacement of Trustee	- 70 -
14.3 Duties of Trustee	- 71 -
14.4 Reliance Upon Declarations, Opinions, Etc.	- 71 -
14.5 Evidence and Authority to Trustee, Opinions, Etc.	- 71 -
14.6 Officer's Certificates Evidence	- 73 -
14.7 Experts, Advisers and Agents	- 73 -
14.8 Trustee May Deal in Debentures	- 73 -
14.9 Investment of Monies Held by Trustee	- 73 -
14.10 Trustee Not Ordinarily Bound	- 74 -
14.11 Trustee Not Required to Give Security	- 74 -
14.12 Trustee Not Bound to Act	- 74 -
14.13 Conditions Precedent to Trustee's Obligations to Act Hereunder	- 75 -
14.14 Authority to Carry on Business	- 76 -
14.15 Compensation and Indemnity	- 76 -
14.16 Acceptance of Trust	- 77 -
14.17 Third Party Interests	- 77 -
14.18 Anti-Money Laundering	- 77 -
14.19 Privacy Laws	- 78 -
14.20 Force Majeure	- 78 -
14.21 Trustee Will Disburse Only Monies and Shares Deposited	- 79 -
14.22 Trustee Protected in Acting	- 79 -
14.23 Accountability, Responsibility and Liability of the Trustee	- 79 -

ARTICLE 15 EXECUTION AND FORMAL DATE	- 79 -

15.1 Execution	- 79 -
15.2 Formal Date	- 79 -

(iv)

ADDENDA

Schedule "A" Form of Debenture
Schedule "B" Form of Redemption Notice
Schedule "C" Form of Maturity Notice
Schedule "D" Form of Notice of Put Exercise

(v)

THIS INDENTURE made as of the 27th day of May, 2020.

BETWEEN:

NEXGEN ENERGY LTD., a corporation incorporated under the laws of the Province of British Columbia (the "Corporation"),

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company governed by the laws of Canada, authorized to carry on the business of a trust company in each of the provinces and territories of Canada, having an office in the City of Vancouver, British Columbia (the "Trustee").

WHEREAS the Corporation deems it advisable to create and issue the Debentures in the manner and subject to the terms and conditions of this Indenture;

AND WHEREAS the Corporation, under the laws relating thereto and its constating documents, is duly authorized to create and issue the Debentures as provided in this Indenture;

AND WHEREAS the Corporation has taken all necessary steps and all other proceedings have been taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued as provided in this Indenture, when certified by the Trustee and issued hereunder, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the meanings set forth below:

(a) "Additional Amounts" has the meaning ascribed thereto in Section 2.11;

(b) "Affiliate" means, with respect to a person (first person), (a) a person that is an "affiliate" of the first person within the meaning ascribed to that term in the Securities Act (British Columbia); or (b) any other person that is controlled by the same person as the first person, and for the purpose of this paragraph (b), a person (first person) is considered to control another person if first person holds a sufficient number of the voting rights attached to all outstanding voting securities of such other person to affect materially the control of such other person, and, if first person holds more than 30% of the voting rights attached to all outstanding voting securities of such other person, the first person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of such other person, provided that for the purposes of this paragraph (b), such control or ownership shall be demonstrated to the satisfaction of the Corporation, acting reasonably;

(c) "Applicable Securities Legislation" means, at any time, in respect of any corporation, as the case may be: (i) applicable securities laws in the provinces and territories of Canada in which such corporation is a "reporting issuer" or the equivalent at such time and the respective regulations and rules made under those securities laws together with applicable policy statements, blanket orders and rulings of, and all applicable discretionary orders or rulings, if any, granted to such corporation by, the applicable securities commission or regulatory authority in each such province and territory, together with applicable published policy statements and instruments of the Canadian Securities Administrators; and (ii) the US Securities Act, applicable United States state securities laws, or regulations adopted under any of the foregoing;

(d) "Authorized Investments" has the meaning ascribed thereto in Section 14.9;

(e) "Board Resolution" means a copy of a resolution certified by any officer of the Corporation to have been duly adopted by the board of directors of the Corporation and to be in full force and effect on the date of such certification;

(f) "Beneficial Owner" means any person who holds a beneficial interest in a Debenture that is represented by a Debenture Certificate;

(g) "Business Day" means any day other than a Saturday, Sunday or any other day on which Schedule I Canadian chartered banks are not generally open for business;

(h) "Change of Control" means (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Corporation's outstanding Shares, (ii) the amalgamation, consolidation or merger of the Corporation with or into another entity as a result of which the holders of the Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Corporation following such transaction, (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Corporation to another entity in which the holders of the Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction, or (iv) the removal by resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation which removal has not been recommended in the Corporation's management information circular, or the failure to elect to the Corporation's board of directors a majority of the directors proposed for election by management in the Corporation's management information circular;

(i) "Change of Management" means the circumstance where the Chief Executive Officer of the Corporation on the Issuance Date is no longer actively employed as the most senior executive officer of the Corporation, or of the entity carrying on the business of the Corporation following completion of a Change of Control, as applicable;

(j) "Conversion Price" means the dollar amount expressed in Canadian dollars for which each Share may be issued from time to time upon the conversion of Debentures and which amount is, as of the Issuance Date, C$2.34 and subject to adjustment  in accordance with the provisions of Article 5;

(k) "Corporation" means NexGen Energy Ltd. and includes any successor to or of the Corporation which shall have complied with the provisions of Article 9;

(l) "Corporation's Auditors" or "Auditors of the Corporation" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(m) "Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee and acceptable to the Corporation, acting reasonably, or retained or employed by the Corporation and acceptable to the Trustee, acting reasonably;

(n) "Current Market Price" means the volume-weighted average trading price per Share on the stock exchange or market on which the Shares are then listed and which has the greatest volume of Shares traded, for the twenty (20) consecutive trading days ending three (3) trading days preceding the date of the applicable event (or, if the Shares are not listed on any stock exchange or market, on the over-the-counter market on which the Shares are then traded; provided further that if the Shares are not then listed on any stock exchange, market or traded on any over-the-counter market, the Current Market Price shall be the fair market value of the Shares as at such date as determined by an Investment Dealer selected by the Corporation). The volume-weighted average trading price shall be determined by dividing the aggregate sale price of all Shares sold on the said exchange or market, as the case may be, converted to United States Dollars, on each of the said twenty (20) consecutive trading days by the total number of Shares so sold.  For the avoidance of doubt, in calculating the aggregate sale price of all Shares sold on the said exchange or market on each of the said twenty (20) consecutive trading days, the aggregate sale price in Canadian dollars shall be converted to United States dollars, if applicable, using the Exchange Rate;

(o) "Date of Conversion" has the meaning ascribed thereto in Section 5.3(b);

(p) "Debenture Certificate" means a certificate evidencing Debentures substantially in the form attached as Schedule "A" hereto;

(q) "Debentureholders" or "holders" means, at any time, the persons at that time entered in the register for Debentures as registered holders of Debentures;

(r) "Debentures" means the debentures of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, designated as "7.5% 2020 Unsecured Convertible Debentures", and for the time being outstanding as described in Section 2.3;

(s) "directors" means the directors of the Corporation for the time being;

(t) "Event of Default" has the meaning ascribed thereto in Section 7.1;

(u) "Exchange Rate" means the daily average rate of exchange between Canadian dollars and United States dollars as reported by the Bank of Canada at 16:30 (ET) (or such successor reference rate then in existence as reported by the Bank of Canada) in respect of the date on which such calculation is to be performed;

(v) "Freely Tradeable" means, in respect of shares of any class in the capital of any corporation, shares which can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, restricted periods or seasoning periods, other than (i) in the case of a control distribution (as defined in National Instrument 45-102 - Resale of Securities), or a transaction or series of transactions incidental to a control distribution, immediately following the Issuance Date, if applicable; (ii) except for an initial hold period commencing on the Issuance Date and ending on the date that is four months and one day following the Issuance Date; and (iii) except for any applicable restrictions on transfer imposed on "affiliates" (as such term is defined in Rule 405 under the US Securities Act) of the Corporation;

(w) "GAAP" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Chartered Professional Accountants of Canada, as the same may be amended from time to time;

(x) "Governmental Authority" means (i) any federal, provincial, state, local, municipal, regional, territorial or other government, governmental or public department, branch, ministry or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and (ii) any quasi-governmental body of competent jurisdiction and authority under applicable laws exercising any regulatory, expropriation or taxing authority under applicable laws;

(y) "Indebtedness" means any and all indebtedness of the Corporation (whether outstanding on the date of this Indenture or thereafter incurred) and including, for greater certainty and without limitation, any and all mortgages, debentures, charges or other encumbrances or financings in respect of the personal or real property of the Corporation;

(z) "Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, Subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto, as the same may be amended, amended and restated or supplemented from time to time;

(aa) "Interest Obligation" means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

(bb) "Interest Payment Date" means a date specified herein as the date on which an instalment of interest on a Debenture is due and payable;

(cc) "Investment Dealer" means any one of the five largest Canadian investment dealers by capital as determined by the Investment Industry Regulatory Organization of Canada or any successor thereto;

(dd) "Investor Rights Agreement" means the investor rights agreement between the Corporation and Queen's Road Capital Investments Ltd. dated May 27, 2020;

(ee) "Issuance Date" has the meaning ascribed thereto in Section 2.3(a);

(ff) "LVTS" means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto;

(gg) "Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for the Debentures pursuant to and in accordance with this Indenture;

(hh) "Maturity Date" has the meaning ascribed thereto in Section 2.3(b);

(ii) "Maturity Notice" means a notice in the form attached as Schedule "C";

(jj) "Maximum Conversion Shares" has the meaning ascribed thereto in Section 2.3(e);

(kk) "NYSE" means the NYSE MKT LLC or its successor or successors;

(ll) "Officer's Certificate" means a certificate of the Corporation signed by any one authorized officer of the Corporation, on behalf of the Corporation, in his or her capacity as an officer of the Corporation and not in his or her personal capacity;

(mm) "Ordinary Resolution" means a resolution passed by the favourable votes of the holders of not less than a majority in principal amount of the Debentures, present or represented by proxy at the meeting and voted upon on a poll on such resolution, or evidenced pursuant to an instrument in writing signed in one or more counterparts by the holders of the requisite amount of such Debentures;

(nn) "person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(oo) "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of any real property, tangible personal property or fixture, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof;

(pp) "Redemption Date" has the meaning ascribed thereto in Section 4.3;

(qq) "Redemption Notice" has the meaning ascribed thereto in Section 4.3 and in the form set out in Schedule "B";

(rr) "Redemption Price" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture;

(ss) "Shareholder Rights Plan" means the shareholder rights plan between the Corporation and Computershare Investor Services Inc. dated April 22, 2017 as the same may be amended, amended and restated or supplemented from time to time;

(tt) "Shares" means common shares in the capital of the Corporation;

(uu) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia), however, IsoEnergy Ltd. shall not be considered a subsidiary of the Corporation for the purposes of this Indenture;

(vv) "SW2 Properties" means collectively, the Corporation's Rook I Project (including Arrow and Bow), and its Bishop I, R7 and Bishop II claims;

(ww) "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

(xx) "Taxes" means any tax, duty, levy, impost, assessment or other government charge imposed or levied by or on behalf of a Taxing Jurisdiction;

(yy) "Taxing Jurisdiction" means Canada or any province, territory or political subdivision thereof or any authority or agency therein or thereof having power to tax;

(zz) "Time of Expiry" has the meaning ascribed thereto in Section 2.3(e);

(aaa) "trading day" means, with respect to the TSX, the NYSE or any other market for securities, any day on which such exchange or market is open for trading or quotation;

(bbb) "Trustee" means Computershare Trust Company of Canada or its successor or successors or any other trustee subsequently appointed as trustee hereunder;

(ccc) "TSX" means the Toronto Stock Exchange or its successor or successors;

(ddd) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(eee) "US Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(fff) "Written Direction of the Corporation" means an instrument in writing signed by any one director or officer of the Corporation.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption or monies for the payment thereof shall have been set aside in accordance with this Indenture, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only the new Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum at any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary of the Corporation shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in acting and relying on any such vote, consent, requisition or other instrument or action, or on the Debentureholders present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned based solely on an Officer's Certificate detailing the particulars and registrations of any Debentures owned directly or indirectly, legally or equitably by the Corporation or any Subsidiary of the Corporation shall be so disregarded;

(ii) Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

(iii) Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d) words and terms denoting inclusiveness (such as "include", "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e) references to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f) unless otherwise indicated, references to a statute shall be deemed to be references to such statute as amended, re-enacted or replaced from time to time; and

(g) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Time of Essence

Time shall be of the essence of this Indenture.

1.6 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.7 Applicable Law

This Indenture, any supplemental indenture and the Debentures shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8 Jurisdiction

Subject to the provisions of any supplemental indenture, the Corporation agrees, and the Trustee agrees for itself and each Debentureholder, that any legal action or proceeding with respect to this Indenture or any supplemental indenture shall be brought by the Trustee or such Debentureholder (to the extent permitted hereunder) in the courts of the Province of British Columbia, and such courts shall have exclusive jurisdiction to deal with all matters relating to the interpretation of, or enforcement of rights under, this Indenture.

1.9 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.  All payments to be made under this Indenture or a supplemental indenture shall be made in United States dollars.  In order to perform any calculation that converts the Conversion Price, the Canadian dollar trading price of the Shares or the price or value of consideration payable in exchange of Shares into United States dollars, such calculation shall be performed using the Exchange Rate, which shall be confirmed by the Corporation by way of Officer's Certificate.

1.10 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be invalid only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.11 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule "A", be drawn up in the English language only. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise.

1.12 Successors and Assigns

All covenants and agreements in this Indenture and the Debentures by the Corporation shall bind its successors and assigns, whether so expressed or not.  All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.13 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent and the Debentureholders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.14 Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP. For greater certainty, GAAP shall include any accounting standards, including International Financial Reporting Standards that may from time to time be approved for general application by the Chartered Professional Accountants of Canada.

1.15 Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price and calculations of currency conversions. The Corporation shall make such calculations in good faith exercising reasonable care, diligence and skill and, absent manifest error, the Corporation's calculations shall be final and binding on Debentureholders and the Trustee and the Trustee shall hold at its office to be available to Debentureholders upon their request. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.16 Schedules

The following Schedules are incorporated into and form part of this Indenture:

Schedule "A" Form of Debenture
Schedule "B" Form of Redemption Notice
Schedule "C" Form of Maturity Notice
Schedule "D" Form of Notice of Put Exercise

In the event of any inconsistency between the provisions of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is limited to an aggregate principal amount of $15,000,000, and may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Form of Debentures

The form of the Debentures is provided for herein. The form of the Debentures shall state that the holder, by acceptance of the Debenture, assents to the terms and conditions upon which the Debentures are issued and held and the rights and remedies of holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of this Indenture were set forth in such Debenture.

2.3 Terms of Debentures

The Debentures authorized for issue immediately shall be designated as "7.5% 2020 Unsecured Convertible Debentures", and shall be subject to the following terms and conditions:

(a) Date and Interest. The Debentures shall be dated as of the date on which the Debentures are issued by the Corporation pursuant to this Indenture (the "Issuance Date") and shall bear interest from and including the date of issuance at the rate of 7.5% per annum, payable in equal semi-annual instalments in arrears on June 10 and December 10 in each year, the first such interest payment to fall due on June 10, 2020 (which shall represent interest from May 27, 2020 to, but excluding, June 10, 2020, which will be equal to $2.916666667 for each $1,000 principal amount of the Debentures, representing the shorter than semi-annual period of time associated with the first interest payment), and the last such interest payment to fall due on May 27, 2025 (which shall represent interest from December 10, 2024 to, but excluding, May 27, 2025, which will be equal to $35.00 for each $1,000 principal amount of the Debentures, representing the shorter than semi-annual period of time associated with the last interest payment), payable after as well as before maturity and after as well as before default, demand and judgment, with interest on amounts in default at the same rate, compounded semi-annually and calculated based on a 360-day year consisting of twelve 30-day months.

(b) Maturity. The Debentures shall mature on May 27, 2025 (the "Maturity Date").

(c) Payment of Interest.  Subject to applicable regulatory approval (including the approval of such stock exchange(s) on which the Shares are listed, if applicable) and the Shareholder Rights Plan, the Corporation shall satisfy its Interest Obligation on the Debentures on each Interest Payment Date (including, for greater certainty, following conversion or redemption or on the Maturity Date) by delivering: (i) cash for two-thirds of the Interest then due (equal to 5% per annum); and (ii) Freely Tradeable Shares for one-third of the Interest then due (equal to 2.5% per annum). The Shares to be issued in satisfaction of the Corporation's Interest Obligation on the Debentures shall be issued at the then Current Market Price. To the extent the Current Market Price is lower than the price required by the policies or rules of any applicable exchange or market, the Shares to be issued in satisfaction of the Corporation's Interest Obligation on the Debentures shall be issued at the lowest price permitted by such exchange or market. If on the applicable Interest Payment Date the Corporation is not a reporting issuer (or its equivalent) in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Shares is to occur, the Shares are not listed on one of the TSX, NYSE, TSX Venture Exchange or New York Stock Exchange, applicable regulatory approvals (including the approval of such stock exchange(s) on which the Shares are listed, if applicable) required to issue Shares in satisfaction of part of the Corporation's Interest Obligation or to have such Shares listed on the stock exchange(s) on which the Shares are then listed have not been obtained or the issuance of Shares in satisfaction of part of the Corporation's Interest Obligation would constitute a "Flip-In Event" (as such term is defined in the Shareholder Rights Plan), then the Corporation shall satisfy its entire Interest Obligation in respect of such Interest Payment Date in cash.  If part of the Corporation's Interest Obligation payable on an Interest Payment Date is to be satisfied in Feely Tradeable Shares, the Corporation shall confirm by the end of the business day before the Interest Payment Date by Officer's Certificate compliance with the above noted conditions for issuance of the Freely Tradeable Shares, and confirm the Current Market Price and the number of Freely Tradeable Shares to be issued in connection with the Interest Payment Date. If part of the Corporation's Interest Obligation payable on an Interest Payment Date is to be satisfied in Freely Tradeable Shares, the Corporation shall issue or cause to be issued the Freely Tradeable Shares as at the Interest Payment Date, and deliver or cause to be delivered such Shares to the Debentureholders accordingly.  If the Corporation shall make payment of interest directly to the Debentureholder, the Corporation shall within one day of the Interest Payment Date after payment has been made, provide confirmation as required above by Officer's Certificate and also confirm the payments made including details of such payments to the Debentureholders.

(d) Priority. The Debentures will be direct, unsecured obligations of the Corporation and rank equally in right of payment with all existing and future unsecured and unsubordinated Indebtedness of the Corporation.

(e) Conversion. Upon and subject to the provisions and conditions of Article 5 and subject to applicable regulatory approval (including the approval of such stock exchange(s) on which the Shares are listed, if applicable), the holder of each Debenture shall have the right at such Debentureholder's option, at any time and from time to time from the Issuance Date of such Debenture to 5:00 p.m. (Vancouver time) on the earlier of the Business Day preceding the Maturity Date and the Business Day immediately preceding the date specified by the Corporation for redemption or conversion of the Debentures by notice to the holders of Debentures in accordance with Section 2.3(l), Section 2.3(n) or Article 4, as the case may be, (the earlier of which will be the "Time of Expiry" for the purposes of Article 5), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into that number of Shares equal to the quotient of such amount divided by the Conversion Price converted to United States Dollars using the Exchange Rate published on the Business Day immediately preceding the applicable Date of Conversion; provided that the aggregate number of Shares issuable upon the conversion of the aggregate principal amount of Debentures shall not exceed 24,000,000 Shares (the "Maximum Conversion Shares") without prior approval of such stock exchange(s) on which the Shares are listed, if applicable.  The Corporation shall confirm the Exchange Rate, the Conversion Price and the number of Shares to be issued in respect of a conversion on the applicable Date of Conversion by way of Officer's Certificate.

(f) Conversion Price. The Conversion Price in effect on the date hereof for each Share to be issued upon the conversion of Debentures shall be equal to C$2.34 per Share converted to United States Dollars using the Exchange Rate published on the Business Day immediately preceding the applicable Date of Conversion. The Conversion Price applicable to and the Shares, securities or other property receivable on the conversion of the Debentures is subject to adjustment pursuant to the provisions of Section 5.4.  The Corporation shall confirm the Exchange Rate, the Conversion Price and the number of Shares to be issued in respect of a conversion on the applicable Date of Conversion by way of Officer's Certificate.

(g) Payment of Principal Amount. On redemption or on maturity of the Debentures, the Corporation shall satisfy its obligation to pay the principal amount of the Debentures which are to be redeemed or which have matured in cash.

(h) Form of Debentures. The Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000 and the Trustee is hereby appointed as registrar and transfer agent for the Debentures. Each Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A", with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any applicable law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors or officers of the Corporation executing such Debenture in accordance with Section 2.5, as conclusively evidenced by their execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be approved by a Board Resolution or as specified in an Officer's Certificate. The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another, including non-certificated electronic form.

(i) Private Placement Legends. The Debentures have not been and will not be registered under Applicable Securities Legislation. Each certificate representing the Debentures (and the Shares issuable under the Debentures if issued before the date that is four months and one day after the Issuance Date) and any replacement certificate issued prior to the expiration of the applicable hold period or ownership statements issued under a direct registration system or other electronic book-entry system shall bear, as of the Issuance Date, a legend substantially in the following form:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER THE ISSUANCE DATE>."

In addition, each certificate representing the Shares issuable under the Debentures and any replacement certificate, or ownership statements issued under a direct registration or other electronic book-entry system, shall bear any legend required by the TSX or otherwise required under Applicable Securities Legislation.

The Trustee shall be entitled to request any other documents that it may require in accordance with its internal policies for any legend removal that may be required.

(j) Certificated Debentures. The Debentures shall be issued in definitive certificated form.

(k) Redemption at the Option of the Corporation. The Debentures shall be redeemable by the Corporation in accordance with the terms of this Section 2.3(k) and Article 4, provided that the Debentures will not be redeemable by the Corporation prior to May 27, 2023, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined in Section 2.3(l) or upon request of the Debentureholders pursuant to Section 2.3(m). From May 27, 2023 and prior to the Maturity Date, the Debentures shall be redeemable, in whole at any time, or in part from time to time, at the option of the Corporation on notice as provided for in Section 4.3 at a redemption price equal to the principal amount thereof plus accrued and unpaid interest up to the Redemption Date, provided that the Current Market Price on the date immediately prior to the date the Redemption Notice is given exceeds 130% of the Conversion Price and the Corporation shall have provided to the Trustee an Officer's Certificate confirming such Current Market Price.

(l) Corporation Redemption Right upon a Change of Control. Upon the completion of a Change of Control and subject to the provisions and conditions of this Section 2.3(l), the Corporation has a right to redeem all of the Debentures. The terms and conditions of such right are set forth below:

(i) Upon the completion of a Change of Control, the Corporation has the right (the "Change of Control Redemption Right") (but not the obligation) to redeem, on the date which is not later than 30 days following the date upon which the Trustee delivers a Change of Control Notice (as defined below) to the holders of Debentures (the "Change of Control Redemption Date"), all (and not less than all) of such holder's Debentures in cash at a price equal to (A) if the Change of Control occurred on or prior to May 27, 2023, 130% of the principal amount thereof and (B) if the Change of Control occurred after May 27, 2023, 115% of the principal amount thereof (in the case of (A) or (B), the "Change of Control Redemption Price") plus, in each case, accrued and unpaid interest, if any, on such Debentures up to, but excluding, the Change of Control Redemption Date (collectively, the "Total Change of Control Redemption Price").

(ii) The Corporation will, as soon as practicable, and in any event no later than five Business Days after the completion of a Change of Control, give written notice to the Trustee of the Change of Control ("Change of Control Notice"). The Trustee will, as soon as practicable thereafter, and in any event no later than two Business Days after receiving the Change of Control Notice, provide the same to the holders of Debentures. The Change of Control Notice shall include a statement that there has been a Change of Control and the following: (A) the date on which such Change of Control occurred, (B) the circumstances or events giving rise to such Change of Control, (C) a statement that the Corporation is exercising the Change of Control Redemption Right, or a statement that the Corporation has decided not to exercise the Change of Control Redemption Right, and (D) if the Corporation is exercising the Change of Control Redemption Right, the Change of Control Redemption Date and the Total Change of Control Redemption Price.

(iii) The Corporation shall, on or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to the Change of Control Redemption Date, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money as may be sufficient to pay the Total Change of Control Redemption Price of the Debentures to be redeemed by the Corporation on the Change of Control Redemption Date. The Corporation shall satisfy this requirement by providing the Trustee or paying agent with a wire transfer for such amounts required under this Section 2.3(l)(iii). To the extent requested by the Trustee, the Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, the Total Change of Control Redemption Price to which they are entitled on the Corporation's redemption. The Trustee shall not be responsible for calculating the amount owing but shall be entitled to rely on the Written Direction of the Corporation specifying the payments to be made.

(iv) Debentures which the Corporation has elected to redeem in accordance with the Change of Control Redemption Right shall become due and payable at the Total Change of Control Redemption Price on the Change of Control Redemption Date, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Change of Control Redemption Date, if the money necessary to redeem the Debentures shall have been deposited as provided in this Section 2.3(l) and affidavits or other proofs satisfactory to the Trustee as to the mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties.

(v) In case the holder of any Debenture to be redeemed in accordance with this Section 2.3(l) shall fail on or before the Change of Control Redemption Date to surrender such holder's Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Trustee may require, such monies or Shares payable pursuant to Section 2.3(c) may be set aside in trust without interest, either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an Affiliate of the Trustee) or, with respect to Shares, held in a book position by the Trustee, or as otherwise agreed by the Corporation and Trustee, and such setting aside shall for all purposes be deemed a payment to the holder of such Debenture of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the holder of such Debenture shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery of such holder's Debentures, of the Total Change of Control Redemption Price applicable to such Debenture.  In the event that any monies or Shares required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Change of Control Redemption Date, then, subject to any applicable law regarding unclaimed property, such monies or Shares shall at the end of such period, upon the written request of the Corporation, be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies or Shares, and, subject to applicable law, thereafter the holder of such Debenture in respect of which such monies or Shares was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies due from the Corporation, subject to any limitation period provided by the laws of British Columbia.

(vi) All Debentures redeemed and paid under this Section 2.3(l) shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

(vii) The Corporation will comply with all Applicable Securities Legislation if the Corporation exercises the Change of Control Redemption Right pursuant to this Section 2.3(l).

(m) Put Right upon a Change of Control and Change of Management. Upon the completion of a Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and a Change of Management, but without any requirement that such Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and such Change of Management occur contemporaneously, and subject to the provisions and conditions of this Section 2.3(m), holders of Debentures have a right to require the Corporation to redeem their Debentures. The terms and conditions of such rights are set forth below:

(i) Upon the completion of a Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and a Change of Management, but without any requirement that such Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and such Change of Management occur contemporaneously, each holder of Debentures shall have the right (the "Put Right") to require the Corporation to redeem, on the date which is not later than 30 days following the date upon which the Trustee delivers a Change of Control Notice to the holders of Debentures (the "Put Date") pursuant to Section 2.3(l)(ii) above, all or any part of such holder's Debentures in cash at a price equal to (A) if the Change of Control occurred on or prior to May 27, 2023, 130% of the principal amount thereof and (B) if the Change of Control occurred after May 27, 2023, 115% of the principal amount thereof (in the case of (A) or (B), the "Put Price") plus, in each case, accrued and unpaid interest, if any, on such Debentures up to, but excluding, the Put Date (collectively, the "Total Put Price"), provided that the Change of Control Notice indicates that the Corporation has decided to not exercise the Change of Control Redemption Right.

(ii) To exercise the Put Right, the holder of Debentures must deliver to the Trustee, not less than five Business Days prior to the Put Date, written notice of the holder's exercise of such right in the form attached as Schedule "D", together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

(iii) The Corporation shall, on or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to the Put Date, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money and Shares required pursuant to Section 2.3(c), as may be sufficient to pay the Total Put Price of the Debentures to be purchased by the Corporation on the Put Date. The Corporation shall satisfy this requirement by providing the Trustee or paying agent with a wire transfer for such amounts required under this Section 2.3(m)(iii). To the extent requested by the Trustee, the Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, the Total Put Price to which they are entitled on the Corporation's purchase. The Trustee shall not be responsible for calculating the amount owing but shall be entitled to rely on the Written Direction of the Corporation specifying the payments to be made.

(iv) In the event that one or more of such Debentures being purchased in accordance with this Section 2.3(m) becomes subject to purchase in part only, the Corporation shall execute and deliver to the Trustee and the Trustee shall certify and deliver to the holder, without charge to such holder, a certificate (if applicable) or such other evidence of ownership representing the principal amount of the Debenture not purchased.

(v) Debentures for which holders have exercised the Put Right shall become due and payable at the Total Put Price on the Put Date, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Put Date, if the money and the Shares necessary to purchase the Debentures shall have been deposited as provided in this Section 2.3(m) and affidavits or other proofs satisfactory to the Trustee as to the mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties.

(vi) In case the holder of any Debenture to be purchased in accordance with this Section 2.3(m) shall fail on or before the Put Date to surrender such holder's Debenture or shall not within such time accept payment of the monies and Shares payable, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust without interest, either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an Affiliate of the Trustee) or, with respect to Shares, held in a book position by the Trustee, or as otherwise agreed by the Corporation and Trustee, and such setting aside shall for all purposes be deemed a payment to the holder of such Debenture of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the holder of such Debenture shall have no other right except to receive payment out of the monies or Shares so paid and deposited upon surrender and delivery of such holder's Debentures, of the Total Put Price applicable to such Debenture.  In the event that any monies required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Put Date, then, subject to any applicable law regarding unclaimed property, such monies or Shares shall at the end of such period, upon the written request of the Corporation, be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies or Shares, and, subject to applicable law, thereafter the holder of such Debenture in respect of which such monies was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies or Shares due from the Corporation, subject to any limitation period provided by the laws of British Columbia.

(vii) Subject to the provisions above related to Debentures purchased in part, all Debentures paid under this Section 2.3(m) shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

(viii) The Corporation will comply with all Applicable Securities Legislation if the Corporation is required to repurchase Debentures pursuant to this Section 2.3(m).

(n) Conditional Early Conversion Upon Announcement of Change of Control. From and after the announcement by the Corporation of a Change of Control that is recommended by the directors of the Corporation, and subject to the provisions and conditions of this Section 2.3(n), the Corporation shall have a right (the "Early Conversion Right") to require the holders of Debentures to convert some or the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an multiple thereof, of the principal amount of such Debenture into Shares at the Conversion Price converted to United States Dollars using the Exchange Rate published on the Business Day immediately preceding the applicable Early Conversion Notice. The terms and conditions of such right are set forth below:

(i) The Early Conversion Right may only be exercised by the Corporation provided that: (i) the Board of Directors of the Corporation have recommended that the shareholders of the Corporation approve such Change of Control and such recommendation is included in the announcement of the Change of Control; (ii) the amount that the holders of Debentures will receive upon completion of the Change of Control per Share received on conversion of the Debentures exceeds the Conversion Price; and (iii) either (A) such amount is payable in cash, or (B) such amount is payable, in whole or in part, in property or securities which the holders of the Debentures, in their sole discretion, wish to receive.

(ii) The conversion of Debentures pursuant to the Early Conversion Right shall be conditional upon completion of the Change of Control, and will be null and void if the Change of Control does not occur.

(iii) Each holder of Debentures may elect, in its sole discretion, to not have the Debentures then held by such holder converted pursuant to the Early Conversion Right if the consideration to be received per Share consists, in whole or in part, of property or securities, by delivering to the Trustee, no later than the close of business on the fifth Business Day after the date on which the Trustee mails pursuant to Section 13.2 the Early Conversion Notice (as defined below), an electronic mail transmission or a letter setting forth the name of such registered holder, the principal amount of the Debentures held by such holder and a statement that such holder has elected to not have the Debentures held by such holder converted pursuant to the Early Conversion Right. Upon receipt of such electronic mail transmission or letter from a holder of Debentures as noted above, the Trustee will promptly notify the Corporation in writing that it has received same, including a copy of mail transmission or letter thereof.

(iv) The Corporation will, as soon as practicable, and in any event no later than two Business Days after the announcement of a Change of Control that has been publicly recommended by the Board of Directors and for which the Board has determined to exercise the Early Conversion Right, give written notice to the Trustee of the pending Change of Control (the "Early Conversion Notice"). The Trustee will, as soon as practicable thereafter, and in any event no later than two Business Days after receipt of the Early Conversion Notice, provide the Early Conversion Notice to the holders of Debentures by mail pursuant to Section 13.2 hereof. The Early Conversion Notice shall be prepared by the Corporation and shall include (A) a description of the pending Change of Control, including the price to be paid for each Share in the Change of Control and the form of consideration such price will take; (B) a statement of the Corporation's intention to exercise the Early Conversion Right, including confirmation of compliance with the conditions set forth in Section 2.3(n)(i) above; (C) the Conversion Price and the Exchange Rate then in effect; (D) a statement that informs the holders of Debentures of their right to elect, in their sole discretion, to not have the Debentures converted pursuant to the Early Conversion Right by providing the notice to the Trustee called for in subsection (iii) above in the event the amount to be received by holders of the Debentures is payable, in whole or in part, in property or securities; and (E) a statement that the conversion pursuant to the Early Conversion Right is conditional upon the completion of the Change of Control and if such Change of Control is not completed, such Debentures will remain outstanding.

(v) To the extent applicable, paragraphs 5.2, 5.3, 5.5. and 5.7 of this Indenture shall apply mutatis mutandis to the exercise by the Corporation of the Early Conversion Right.

(o) Negative Covenants. The Corporation shall not:

(i) change the authorized capital of the Corporation or alter or amend in any manner the rights, privileges or preferences of the Shares or other securities of the Corporation in any manner that could result in a change in the rights, privileges or preferences of the Debentures;

(ii) sell, transfer or otherwise dispose of, in any manner whatsoever, including by way of spin-off, split-off, business separation or the sale or other disposal of the capital of a Subsidiary of the Corporation holding, SW2 Properties located in the southwest part of the Athabasca Basin, which properties include (for the avoidance of doubt) the Rook 1 Project (which, in turn, includes the Bow and Arrow deposits); or

(iii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "Incur") any secured or unsecured Indebtedness without the prior consent of the holders of the Debentures by Ordinary Resolution; provided that this Section 2.3(o) will not prohibit the Incurrence of (A) the Debentures, (B) Purchase Money Obligations of the Corporation, (C) current liabilities, accounts payable and other accrued liabilities of trade creditors, suppliers and service providers, (D) liabilities incurred in the ordinary course and operation of the Corporation's business, or (E) a project finance facility provided by a commercial lender.

(p) The Trustee shall be provided with the documents and instruments referred to in Sections 2.4(a), 2.4(b) and 2.4(c) with respect to the Debentures prior to the issuance of the Debentures

(q) The Trustee shall be provided with an Officer's Certificate detailing the Exchange Rate, the Conversion Price and the number of resulting Shares to be issued in respect of a conversion of the Debentures in instances where the Conversion Price is being converted to United States Dollars using the Exchange Rate published on the Business Day immediately preceding the applicable Date of Conversion.

2.4 Certification and Delivery of Debentures

The Corporation may from time to time request the Trustee to certify and deliver the Debentures by delivering to the Trustee the documents referred to below in this Section 2.4 whereupon the Trustee shall certify the Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below. In certifying the Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying and acting upon:

(a) a Written Direction of the Corporation requesting certification and delivery of the Debentures and setting forth delivery instructions;

(b) an opinion of Counsel to the Corporation addressed to the Trustee, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the issue of the Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(c) an Officer's Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of the Debentures (including those set forth in Section 14.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.5 Execution of Debentures

All Debentures shall be signed (either manually, by facsimile signature, scanned or other electronic copy) by any one authorized director or officer of the Corporation, holding office at the time of signing. A facsimile, scanned or other electronic signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, scan or other electronic form appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.6 Certification

(a) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

(b) The certificate of the Trustee signed on the Debentures shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or as to the issuance of the Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on the Debentures shall, however, be a representation and warranty by the Trustee that the Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.7 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion along with any other documents that might be required by the Trustee. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.8 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, to but excluding the next Interest Payment Date.

(b) Interest for any period of less than six months shall be computed on the basis of a year of 360 days consisting of twelve 30-day months (the "deemed year"). Whenever interest is computed on the basis of the deemed year, interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.9 Payments of Amounts Due on Maturity

Payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for the Debentures. Such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to the Maturity Date, the Corporation will deliver to the Trustee funds for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures and the Shares pursuant to Section 2.3(c) (including the principal amount, together with any accrued and unpaid interest thereon). The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The delivery of such funds to the Trustee for deposit or the making available or such amounts to the applicable Maturity Account and delivery of Shares as noted above will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount deposited or made available and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money and Shares so deposited or made available the amount to which it is entitled.

2.10 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.3(a) or elsewhere in this Indenture or specified in a Board Resolution, an Officer's Certificate or a supplemental indenture relating to the Debentures:

(a) As interest becomes due on each Debenture (except on conversion, at maturity or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly (which shall be confirmed by the Corporation by Officer's Certificate pursuant to Section 2.3(c)), or through the Trustee or any agent of the Trustee, shall send or forward a cheque by prepaid ordinary mail, wire, electronic transfer of funds or such other means as may be agreed to by the Trustee and, if applicable, deliver the Shares, pursuant to Section 2.3(c), in payment of such interest to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee as at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register (or in the case of joint holders, to such address of one of the joint holders), unless such holder otherwise directs in writing to the Trustee in advance. If cash payment is made by cheque, such cheque shall be forwarded at least three days prior to the Interest Payment Date and if payment is made by other means (such as wire or electronic transfer of funds, such payment shall be made in a manner whereby the holder receives credit for such payment on the Interest Payment Date. If payment is made through the Trustee, at least on or before 11:00 am (Vancouver time) one Business Day prior to each Interest Payment Date or prior to the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Corporation shall deliver sufficient funds to the Trustee by wire transfer or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Corporation in order to effect such interest payment hereunder. The Trustee shall disburse such interest payments only upon receiving, at least one Business Day prior to each such date, funds in an amount sufficient for the interest payment.  The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding the foregoing, all payments in excess of C$25 million to a Debentureholder (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

(c) The Trustee shall have no obligation to disburse funds pursuant to this Section 2.10 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.11 Payment of Additional Amounts

(a) All payments by the Corporation in respect of the Debentures (including the conversion thereof and including the issuance of Freely Tradeable Shares issuable pursuant to Section 2.3(c) for interest payments or otherwise) will be made free and clear of, and without withholding or deduction for or on account of any Taxes imposed, levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless such withholding or deduction is so required by law or by the interpretation or administration thereof by the relevant Governmental Authority. If any such withholding or deduction is so required, the Corporation will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Debentures after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted. If any such withholding or deduction is not so required, or if required, is not made, and a holder of a Debenture who is a non-resident of Canada for purposes of the Tax Act is required to pay directly any Taxes imposed, levied, collected or assessed by or on behalf of any Taxing Jurisdiction, then, upon written request of such holder and provided that reasonable supporting documentation is provided, the Corporation will pay such additional amounts (the term "Additional Amounts" shall also include any such additional amounts) as may be necessary so that the net amount received by each such holder of Debentures after payment of such Taxes (including any Taxes required to be paid in respect of such Additional Amounts) will not be less than the amount the holder would have received if such Taxes had not been imposed, levied, collected or assessed; provided that no Additional Amounts will be payable with respect to a payment made to a Debentureholder for or in respect of:

(i) Taxes that would not have been imposed:

(A) but for the existence of any present or former connection between the holder or Beneficial Owner of Debentures and the jurisdiction imposing such tax (including without limitation, by virtue of the holder or Beneficial Owner carrying on a business or having a place of business in such jurisdiction), other than merely holding or ownership of such Debenture; or

(B) if the Debentures are held in definitive registered form ("Definitive Registered Debentures") and the presentation of Definitive Registered Debentures (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was provided for, whichever is later, except for Additional Amounts with respect to Taxes that would have been imposed had the holder presented the Debenture for payment within such 30-day period; or

(C) but for the holder or Beneficial Owner not dealing at arm's length, within the meaning of the Tax Act, with the Corporation at the relevant time (other than merely as a result of purchasing and holding a Debenture);

(ii) any estate, inheritance, gift, sales, transfer, personal property or similar Tax; or

(iii) any Taxes, deduction or withholding imposed by reason of the failure of the holder or Beneficial Owner of a Debenture to comply with certification, information or other reporting requirements if such compliance is required or imposed by a statute, treaty or regulation or administrative practice of the relevant Taxing Jurisdiction as a precondition to exemption from or reduction in all or part of such Taxes, deduction or withholding.

(b) If any such withholding or deduction is so required, the Corporation will (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Corporation will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from the relevant taxing authority. The Corporation will furnish to the holders of the Debentures, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law or the interpretation or administration thereof, either certified copies of tax receipts evidencing such payment or, if such receipts are not obtainable, other evidence of such payments.

(c) At least 30 days prior to each date on which any payment under or with respect to the Debentures is due and payable, if the Corporation will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the paying agent to pay such Additional Amounts to the holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of amounts based upon the principal of, premium, if any, interest or any other amount payable under or with respect to any Debenture, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d) The Corporation will pay any stamp, issue, registration, documentary, value added or other similar Taxes and other duties (including interest and penalties) payable in Canada (or any political subdivision or taxing authority thereof), in respect of the creation, issue, offering, execution or enforcement of the Debentures, or any documentation with respect thereto.

(e) Notwithstanding anything in this Indenture to the contrary, the covenants and provisions of this 2.11 shall survive any termination or discharge of this Indenture, and the repayment or conversion of all or any of the Debentures, and shall remain in full force and effect.

(f) If the Corporation fails to make any payment required by this 2.11, the Trustee shall in no circumstances have any responsibility, duty, or be required, to make any such payment.

(g) In accordance with this Indenture, the Corporation will be entitled to cause the  Trustee to deduct and withhold any applicable Taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any government including the Canadian government, or of any province or territory thereof, or any authority or agency therein or thereof, having power to tax, from any payment to be made on or in connection with the Debentures (including, for greater certainty, the issuance of Freely Tradeable Shares upon any conversion of Debentures and in respect of an Interest Obligation), provided that the Corporation forthwith remits or causes the Trustee to remit such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Trustee and the relevant holder of Debentures, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation's obligations under the Debentures. However, the Company shall satisfy all of its obligations pursuant to Section 2.11(a) to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Trustee when acting as paying agent shall itself make such remittances, deductions and filings directly to the governmental authorities and shall act as the agent of the Corporation. The Corporation shall provide tax advice/opinion and directions to the Trustee concerning its obligations to make such deductions, remittances and tax filings and the Trustee may rely on such tax advice/opinion and directions and to be indemnified for such reliance.

(h) The Trustee shall have no obligation to verify any payments or any provision of federal, provincial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any liabilities the  Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by any provision of federal, provincial, state, local or foreign tax law, or otherwise failing to comply with any provision of federal, provincial, state, local or foreign tax law. This indemnification shall survive the resignation or removal of any person acting as the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Transfers of Debentures

The Debentureholders covenant and agree with the Corporation that the Debentures may only be transferred or sold subject to (a) any requirements of Applicable Securities Legislation; (b) the transferee agreeing to be bound by all of the terms and conditions of the Debentures, including these restrictions on transfer, and, in the case of a transfer to any entity that is an Affiliate of the Debentureholder, as certified by the Debentureholder, all on the terms and conditions of the Investor Rights Agreement; and (c) the written consent of the Corporation, such consent not to be unreasonably withheld, conditioned or delayed (it being agreed, however, that it will be reasonable for the Corporation to withhold its consent in the case of a proposed transfer to an entity that intends to, or is reasonably expected to, attempt to acquire the Corporation and such consent may be conditional upon the transferee agreeing to be bound by the terms of the Debentures).

3.2 Registered Debentures

(a) The Corporation shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures or as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them respectively and of all transfers of the Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Debenture shall be valid unless made on such register referred to in Section 3.2(a) and in accordance with Section 3.1 of this Indenture,  by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer in the form attached as Schedule I, or in a form acceptable to the Trustee and Corporation upon compliance with such other reasonable requirements as the Trustee or other registrar or Corporation may prescribe, and unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

Notwithstanding any other provisions of this Indenture, in processing and registering transfers of Debentures, no duty or responsibility whatsoever shall rest upon the Trustee to determine the compliance by any transferor or transferee with Applicable Securities Legislation, including, without limitation, Regulation S under the US Securities Act, and the Trustee shall be entitled to assume that all transfers are legal and proper.

3.4 No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Section 3.2 shall, subject to applicable law, during regular business hours, be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee (if not the registrar), in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and certificate numbers of the Debentures held by each such holder, provided the Trustee or other registrar shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination may be exchanged for Debentures in any other authorized form or denomination, of the same date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures may be exchanged only at the principal offices of the Trustee in the City of Vancouver, British Columbia or at such other place or places, if any, as may be specified in the Debentures and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Corporation nor the Trustee nor any registrar shall be required to:

(i) make transfers or exchanges, or accept conversions, of any Debentures on any Interest Payment Date or during the four preceding Business Days; or

(ii) make transfers or exchanges, or accept conversions, of any Debentures on the day of any selection by the Trustee of Debentures to be redeemed or during the four preceding Business Days; or

(iii) make transfers or exchanges, or accept conversions of any Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures are not redeemed.

(b) Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register of Debentures, other than those kept at the principal office of the Trustee in Vancouver, British Columbia, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the Issuance Date;

(b) for any exchange of any Debenture resulting from a partial redemption; or

(c) for any exchange of any Debenture resulting from a partial conversion.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof, and the Corporation and the Trustee will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction, and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof will be paid to the order of all such holders, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(d) Subject to the Trustee's receipt of appropriate supporting documentation, in the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability

In the circumstances described in, and subject to the additional procedures set out in,  Section 2.3(k), and subject to compliance with applicable laws, the Corporation shall have the right to redeem, either in whole at any time or in part from time to time before maturity,  any Debentures issued hereunder.  In addition to the procedures set out in the sections referred to above, the following procedures will apply.

4.2 Partial Redemption

If less than all the Debentures for the time being outstanding are at any time to be redeemed, the Corporation shall, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Trustee by a Written Direction of the Corporation of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed.  The Debentures to be so redeemed shall be selected by the Trustee (i) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, or (ii) by lot in such manner as the Trustee deems equitable, subject to any required approval of the exchange or market on which the Debentures are then listed, as may be required from time to time. No Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued but unpaid to but excluding the Redemption Date, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Written notice of redemption (the "Redemption Notice") of Debentures shall be given to the Trustee and the holders of the Debentures to be redeemed at least 30 days and not more than 60 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 13.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price, any right of the holders to convert such Debentures and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder); and

(b) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

4.4 Debentures Due on Redemption Dates

Upon notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued but unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Trustee as to the mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies

Redemption of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in the applicable Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued but unpaid interest thereon up to but excluding the Redemption Date. The Corporation shall also deliver or cause to be delivered the Shares pursuant to Section 2.3(c). At the request of the Trustee, the Corporation shall also deposit with the Trustee, by wire transfer a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited the Trustee shall pay or cause to be paid to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to surrender such holder's Debenture, or shall not within such time accept payment of the Redemption Price payable or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust without interest either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an Affiliate of the Trustee), or with respect to Shares held in a book position by the Trustee, or as otherwise agreed by the Corporation and Trustee, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery of such holder's Debenture, of the Redemption Price plus accrued interest and unpaid interest to the Redemption Date in respect of such Debenture, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.  In the event that any money  required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then, subject to any applicable law regarding unclaimed property, such monies shall at the end of such period, upon the written request of the Corporation, be paid over by the Trustee or such depository or paying agent to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies and, subject to applicable law, thereafter the Debentureholder in respect of which such monies was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies due from the Corporation, subject to any limitation period provided by the laws of British Columbia.

4.7 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.8 as to Debentures redeemed or purchased in part, all Debentures redeemed and whose obligations have been satisfied under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.8 Purchase of Debentures by the Corporation

(a) The Corporation may, at any time and from time to time, purchase Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Legislation regarding issuer bids. If an Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Debentures as aforesaid, except by private contract. All Debentures so purchased shall be cancelled and no Debentures shall be issued in substitution therefor.

(b) If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) or in such other manner consented to by the exchange or market on which the Debentures are then listed and the Trustee which the Corporation considers appropriate and so instructs the Trustee in writing, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The Debentureholder of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

ARTICLE 5
CONVERSION OF DEBENTURES

5.1 Applicability

(a) Subject to applicable regulatory approval (including the approval of such stock exchange(s) on which the Shares are listed, if applicable), the Debentures issued hereunder (subject, however, to any applicable restriction on the conversion of Debentures contained in Sections 2.3(e), 2.3(n) and/or 5.3(a)) will be convertible into Freely Tradeable Shares, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, or in an Officer's Certificate.

(b) Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Shares shall be dealt with in the manner provided in Section 5.5.

5.2 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation's offer, respectively.

5.3 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Shares shall surrender such Debenture to the Trustee at its principal office in Vancouver, British Columbia, together with the conversion notice in the form attached as Schedule II on the back of such Debenture or any other written notice in a form satisfactory to the Trustee and the Corporation, in either case duly executed by the holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising its right to convert such Debenture in accordance with the provisions of this Article 5. If the number of Shares issuable upon a conversion of Debentures would result in the Maximum Conversion Shares being exceeded such that the approval of one or more stock exchange(s) on which the Shares are then listed is required for the Shares issuable upon a conversion of Debentures to be listed on such stock exchange(s), the Corporation shall use its reasonable commercial efforts to obtain the approval of such stock exchange(s) (provided, for greater certainty, such commercially reasonable efforts shall not require the Corporation seeking securityholder approval, if required) and the conversion shall be conditional on such approval(s) being obtained. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, its nominee(s) or assignee(s), shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified Section 5.3(b) or, if stock exchange approval is required in respect of a conversion, as soon as practicable following the date such approval is obtained) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article 5 and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, its nominee(s) or assignee(s), a certificate or other evidence of such Shares.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article 5 and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at its principal office in Vancouver, British Columbia; provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed, the person or persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such registers are next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The holder of any Debenture of which only a part is converted shall, upon the exercise of its right of conversion surrender the said Debenture to the Trustee, and the Trustee shall cancel the same and shall, if applicable, without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 5.3 shall be entitled to receive accrued and unpaid interest in accordance with Section 2.3(c) in respect thereof up to but excluding the Date of Conversion of such Debenture and the Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Shares pursuant to Section 5.3, from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid, non-assessable Shares.

5.4 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of Shares, (ii) reduce, combine or consolidate the outstanding Shares into a smaller number of Shares, or (iii) issue Shares or securities convertible into or exchangeable for Shares to the holders of all or substantially all of the outstanding Shares by way of a dividend or distribution (other than pursuant to any distribution re-investment or Share purchase plans or similar arrangements), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Shares resulting from such subdivision, redivision, dividend or distribution (including, in the case where securities convertible into or exchangeable for Shares are distributed, the number of Shares that would have been outstanding had all such securities been exchanged for or converted into Shares on such effective date or record date), or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this 5.4(a) shall occur. Any such issue of Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Shares under Subsections 5.4(b) and 5.4(c) of this Section 5.4.

(b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible or exchangeable into Shares) at a price per Share (or having a conversion or exchange price per Share) less than 95% of the Current Market Price of a Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date plus that number of Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price per Share, and of which the denominator shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Shares (or securities convertible or exchangeable into Shares) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares (other than pursuant to any distribution re-investment or share purchase plans or similar arrangements), (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Shares or securities convertible or exchangeable into Shares), (iii) evidences of its indebtedness, or (iv) other assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less the fair market value (as determined by an Investment Dealer chosen by the Corporation and subject to applicable exchange or market approval, which determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d) Subject to Section 9.1, if and whenever at any time prior to the Time of Expiry, there is a reclassification of the Shares or a capital reorganization of the Corporation other than as described in Section 5.4(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other person, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other person or other entity, or a liquidation, dissolution or winding up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the person or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors to give effect to or to evidence the provisions of this Section 5.4(d), the Corporation, its successor, or such purchasing person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly equivalent as may be practicable, with respect to any shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 5.4(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 5 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.4(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances or other similar transactions

(e) In any case in which this Section 5.4 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation shall defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any dividends or distributions made on such additional Shares declared in favour of holders of record of Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 5.4(e), have become the holder of record of such additional Shares pursuant to Section 5.4(b).

(f) The adjustments provided for in this Section 5.4 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 5.4(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment

(g) For the purpose of calculating the number of Shares outstanding, Shares owned by or for the benefit of the Corporation or any Subsidiary of the Corporation shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 5.4, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders (subject to manifest error).

(i) In case the Corporation shall take any action affecting the Shares other than action described in this Section 5.4, which in the opinion of the directors would materially adversely affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time as the directors in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of any stock exchange or market upon which the Shares are then listed, as the case may be, and if required, no adjustment in the Conversion Price shall be made in respect of any event described in Section 5.4(a), Section 5.4(b) or Section 5.4(c) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 5.4, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Shares at less than the Current Market Price for such Shares on the date of issuance.

5.5 No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article 5. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section 5.5, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price. Upon request by the Trustee, the Corporation shall provide, in writing to the Trustee, the price to be paid in respect of such fractional Shares.

5.6 Corporation to Reserve Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Shares, solely for the purpose of issue upon conversion of Debentures as in this Article 5 provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Shares which shall be so issuable shall be duly and validly issued and, subject to Section 5.1(a), Freely Tradeable.

5.7 Cancellation of Converted Debentures

Subject to the provisions of Section 5.3(d) as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article 5 shall be delivered in accordance with Section 5.3(a) to and cancelled by the Trustee and no Debenture shall be issued in substitution therefor.

5.8 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.4, deliver an Officer's Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest (subject to manifest error). When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Debentureholders in the manner provided in Section 13.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice otherwise than under this Section 5.8 covering all the relevant facts in respect of such event, no such notice need be given under this Section 5.8.

5.9 Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 13.2, of its intention to fix a record date for any event referred to in Section 5.4(a), 5.4(b), or 5.4(c) (other than a subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

5.10 Protection of Trustee

The Trustee:

(a) shall be entitled to rely on any adjustment calculation of the Corporation, the directors and/or the Corporation's Auditors;

(b) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c) shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(d) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or other securities certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 5.

ARTICLE 6
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

6.1 General Covenants

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium, if any, and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures and will duly and punctually perform and carry out all of the other acts or things to be done by it, all as provided herein or in the Debentures.

6.2 To Pay Trustee's Remuneration

The Corporation will pay the Trustee amounts in accordance with Section 14.15 herein, and such monies shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest thereon.

6.3 To Give Notice of Default

The Corporation shall notify the Trustee in writing immediately upon obtaining knowledge of an Event of Default hereunder.

6.4 Preservation of Existence, Etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with prudent business practices and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and maintain the existence of the Corporation and its Subsidiaries.

6.5 Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with GAAP.

6.6 Maintenance of Listing

(a) The Corporation will use reasonable commercial efforts to maintain the listing and posting for trading of the Shares on one or more of the TSX, NYSE, TSX Venture Exchange or the New York Stock Exchange; provided that, for greater certainty, the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 9 would apply if carried out in compliance with Article 9 even if as a result of such transaction the Shares cease to be listed on a stock exchange or market.

(b) The Corporation will use reasonable commercial efforts to maintain its status as a "reporting issuer", or the equivalent thereof, not in default of Applicable Securities Legislation; provided that, for greater certainty, the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 9 would apply if carried out in compliance with Article 9 even if as a result of such transaction the Corporation no longer maintains its status as a "reporting issuer", or the equivalent thereof.

6.7 Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Corporation, an Officer's Certificate as to the knowledge of such officer who executes the Officer's Certificate certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

6.8 Reporting Requirements

(a) The Corporation will provide the Trustee, and the Trustee shall deliver to the Debentureholders, a copy of all financial statements, whether annual or quarterly, of the Corporation and the report of the Corporation's Auditors thereon (in the case of annual financial statements) and the associated "Management's Discussion and Analysis" (collectively, "Financial Reports") at the same time as they are required to be filed under Applicable Securities Legislation. Any such obligation to provide such Financial Reports shall continue in the event that the Corporation ceases to be a "reporting issuer" (or its equivalent) as if it had continued to be a "reporting issuer" (or its equivalent). Unless the Corporation advises the Trustee in writing otherwise, the Trustee shall assume that the Corporation is a "reporting issuer" and filing the documents on SEDAR pursuant to this Section. Notwithstanding the foregoing, all Financial Reports will be deemed to have been provided to the Trustee and the Debentureholders once filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or any successor system thereto. For greater certainty, the Trustee shall have no obligation or responsibility to participate in the preparation of, or to review or analyze, any such Financial Reports.

(b) The Corporation confirms that as at the date of execution of this Indenture it has a class of securities registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended, and has provided the Trustee with an Officers' Certificate (in a form provided by the Trustee) certifying such information as requested by the Trustee. The Corporation covenants that in the event that such registration shall be terminated by the Corporation in accordance with the US Securities Exchange Act of 1934, as amended, the Corporation shall promptly deliver to the Trustee an Officer's Certificate notifying the Trustee of such termination and such other information as the Trustee may reasonably require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenant in order to meet certain obligations imposed on the Trustee by the United States Securities and Exchange Commission (the "SEC") with respect to clients of the Trustee that are required to file reports with the SEC.

6.9 No Distributions on Shares if Event of Default

The Corporation shall not, without the prior approval of the Debentureholders:

(a) declare or pay any cash distribution to the holders of its issued and outstanding Shares; or

(b) purchase for cancellation any Shares,

at any time after the occurrence of an Event of Default unless and until such Event of Default shall have been cured or waived or shall have otherwise ceased to exist.

6.10 Maintenance of Office or Agency

The Corporation shall maintain an office or agency at each place of payment for any Debentures where the Debentures may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Corporation in respect of such Debentures and this Indenture may be served. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Corporation shall fail to maintain such required office or agency or shall fail to furnish to the Trustee the address of any such office or agency, such presentations, surrenders, notices and demands may be made or served at the office of the Trustee in Vancouver, British Columbia, and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

6.11 Certain Payments

Notwithstanding anything herein contained to the contrary, all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS.

6.12 Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture and such failure has not been cured or rectified within the time permitted by this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

ARTICLE 7
DEFAULT

7.1 Events of Default

(a) Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(i) failure for 30 days to pay interest on the Debentures when due;

(ii) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration, acceleration or otherwise;

(iii) default in the observance or performance of any covenant or condition of the Indenture by the Corporation (other than those referred to in (a) or (b) above) which remains unremedied for a period of 30 days after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to remedy such default;

(iv) if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province thereof, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days or any substantial part of the property of the Corporation shall be sequestered or attached and shall not be returned to the possession of the Corporation or released from such attachment, as the case may be, whether by filing of a bond or stay or otherwise within 60 consecutive days thereafter;

(v) if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws of Canada or any province thereof, or consents to the filing of any such petition or to the appointment of a receiver, or liquidator or trustee or assignee in bankruptcy or insolvency for it, or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors, or is unable to or admits in writing its inability to pay its debts generally as they become due;

(vi) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 9.1 are duly observed and performed; or

(vii) if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction.

(b) In each and every such Event of Default the Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 40% of the principal amount of the Debentures then outstanding, subject to the provisions of Section 7.3, by notice in writing to the Corporation declare the principal of, and premium, if any, and accrued interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, and the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal of, and premium, if any, accrued and unpaid interest and interest on amounts in default on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 7.7.

7.2 Notice of Events of Default

(a) If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 40% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee reasonably and in good faith shall have determined on the advice of Counsel that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

(b) Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee becomes aware the Event of Default has been cured.

7.3 Waiver of Default

(a) Upon the happening of any Event of Default hereunder:

(i) the Debentureholders shall have the power by requisition in writing by the holders of not less than a majority in principal amount of Debentures then outstanding or by Ordinary Resolution of Debentureholders at a meeting held in accordance with Article 12, to instruct the Trustee to waive any Event of Default, except a default in the payment of the principal of, or premium, if any, or interest on any Debentures, or in respect of a covenant or provision hereof that under this Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture affected, and the Trustee shall thereupon waive the Event of Default, upon such terms and conditions as shall be prescribed in such requisition; and

(ii) the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

(b) No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.4 Waiver of Declaration

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to Section 7.1 and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided, the holders of a majority in principal amount of outstanding Debentures, by written notice to the Corporation and the Trustee or by Ordinary Resolution of Debentureholders at a meeting held in accordance with Article 12 hereof, may thereupon rescind and annul such declaration and its consequences if the Corporation has paid or deposited with the Trustee a sum sufficient to pay:

(a) all overdue interest on all Debentures;

(b) the principal of (and premium, if any, on) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(c) to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures; and

all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any, on), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture.

7.5 Enforcement by the Trustee

(a) Subject to the provisions of Section 7.3 and to the provisions of any resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 40% of the principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the Debentureholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Debentureholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Debentureholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Debentureholders with authority to make and file in the respective names of the Debentureholders or on behalf of the Debentureholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Debentureholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such Debentureholders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Debentureholders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 7.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Ordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the Debentureholders, and it shall not be necessary to make any Debentureholders parties to any such proceeding.

7.6 No Suits by Debentureholders

No Debentureholder shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of, premium (if any) or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening (or continuance) of an Event of Default hereunder; and (b) the Debentureholders by written instrument signed by the holders of at least 40% of the principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within 30 days after such notification, request, funding and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures; and (e) during such 30 day period, the holders of a majority in principal amount of Debentures do not give the Trustee a direction inconsistent with the request, including a waiver pursuant to Section 7.4.

7.7 Application of Monies by Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 7, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 7.7 provided, in payment, rateably and proportionately to the Debentureholders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Ordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns or as it may direct;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.7(a)(i), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 14.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.8 Notice of Payment by Trustee

Not less than 15 days' notice shall be given in the manner provided in Section 13.2 by the Trustee to the Debentureholders of any payment to be made under this Article 7. Such notice shall state the time and place at which such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.9 Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 7 is made and may cause to be endorsed on the same, a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

7.10 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.11 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium, if any, and the interest thereon and any other monies owing hereunder.

7.12 Control by Holders

(a) The holders of at least a majority in principal amount of the outstanding Debentures, may direct the time, method and place (in British Columbia) of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debentures; and take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under all applicable laws.

(b) The Trustee may refuse to follow any direction that conflicts with law, this Indenture or any Ordinary Resolution.

7.13 Rights of Holders to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Debentureholder to receive payment of principal of, and premium (if any) and interest on, the Debentures held by such holder, on or after the respective due dates expressed in the Debentures (or, in the case of redemption, on the Redemption Date), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the holder.

7.14 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Debentureholder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Debentureholders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Debentureholders, as the case may be.

7.15 Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future director, officer or holder of Shares or of any successor, in each case in such capacity, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein contained or in the Debentures.

ARTICLE 8
SATISFACTION AND DISCHARGE

8.1 Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be cancelled by the Trustee and, if requested in writing by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so cancelled.

8.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment (including payment in monies or Shares) on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b) in respect of monies or Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

subject always to the provisions of Section 8.3, the principal, premium (if any) or interest, as the case may be, in trust, without interest thereon from the date on which such principal, premium (if any) or interest became payable, either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an Affiliate of the Trustee), to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and set aside upon surrender and delivery of such holder's Debenture, of the principal, premium (if any), or interest payable in respect of such Debenture in respect of such Debenture, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

8.3 Repayment of Unclaimed Monies or Shares

In the event that any money required to be set aside under Section 8.2 shall remain so set aside for a period of six years from the Redemption Date, then such monies or Shares (together with distributions), shall, subject to any applicable law regarding unclaimed property, at the end of such period, upon the written request of the Corporation, be paid over by the Trustee to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies and, subject to applicable law, thereafter the Debentureholder in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any limitation period provided by the laws of British Columbia.

8.4 Discharge

The Trustee shall, at the written request of the Corporation, release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are required for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

8.5 Satisfaction

(a) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures, either:

(i) the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money, sufficient to pay, satisfy and discharge the entire amount of principal, premium (such premium to be no less than 130% of the principal amount of such Debentures, or 115% of the principal amount of such Debentures if the deposit is being made after May 27, 2023), and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures such amount in United States dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of the United States of America as will, together with the income to accrue thereon and reinvestment thereof, be sufficient in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(iv) the Corporation has delivered to the Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 8.5 shall be irrevocable, subject to Section 8.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 8.5 with respect to all the outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4, Article 5 and Sections 7.5 and 14.15 and the provisions of Article 1 pertaining to the foregoing provisions and this Section 8.5) shall no longer be binding upon or applicable to the Corporation.

(c) Any funds or obligations deposited with the Trustee pursuant to this Section 8.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Trustee is unable to apply any money or securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 8.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

8.6 Continuance of Rights, Duties and Obligations and Release of Trust Funds

(a) Where trust funds or trust property have been deposited pursuant to Section 8.5, the Debentureholders and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4 and Article 5, as may be applicable.

(b) In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5 in respect of  Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Shares or other securities of the Corporation in accordance with Section 2.3(e), 2.3(n), Article 5 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 8.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c) In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5, the Corporation is required to provide a Change of Control Notice pursuant to Section 2.3(l) or 2.3(m) in relation to Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 8.5 for the purpose of paying to any holders of Defeased Debentures who have tendered for purchase pursuant to the Put Right or the Change of Control Redemption Right, the Total Put Price or Change of Control Redemption Price, respectively, payable to such holders in respect of the Change of Control Notice. Upon receipt of a Written Direction from the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 8.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have tendered for purchase pursuant to the Put Right or the Change of Control Redemption Right in respect of Debentures (which amount shall be based on the applicable principal amount of the Defeased Debentures held by tendering Debentureholders in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 9
SUCCESSORS

9.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, Etc.

Subject to the provisions of Article 10, the Corporation shall not, without the consent of the Debentureholders by Ordinary Resolution, enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction, the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i) the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii) in the case of a Successor organized otherwise than under the laws of the Province of British Columbia, such Successor shall attorn to the jurisdiction of the courts of the Province of British Columbia;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) which constitutes or would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder.

9.2 Vesting of Powers in Successor

Whenever the conditions of Section 9.1 shall have been duly observed and performed, upon the Trustee and the Successor duly executing and delivering a supplemental indenture in form and substance satisfactory to Counsel: (a) the Successor shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors, trustees or officers of such Successor; and (b) the Corporation shall be released and discharged from liability under this Indenture and the Trustee may execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 10
COMPULSORY ACQUISITION

10.1 Definitions In this Article:

(a) "Affiliate" shall have the meaning set forth in the Securities Act (British Columbia);

(b) "Associate" shall have the meaning set forth in the Securities Act (British Columbia);

(c) "Dissenting Debentureholders" means a Debentureholder who does not accept an Offer referred to in Section 10.2 and includes any assignee of the Debenture of the applicable series of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(d) "Offer" means an offer to acquire outstanding Debentures of a series where, as of the date of the offer to acquire, the Debentures of that series that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures of that series;

(e) "offer to acquire" includes an acceptance of an offer to sell;

(f) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures of the applicable series;

(g) "Offeror's Notice" means the notice described in Section 10.3; and

(h) "Offeror's Debentures" means Debentures of the applicable series beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person acting jointly or in concert with the Offeror.

10.2 Offer for Debentures

Subject to Sections 3.1 and the Investor Rights Agreement, if an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror or any person acting jointly or in concert with the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by holders of Debentures representing at least 90% of the outstanding principal amount of the Debentures of such series, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 10.3 and 10.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.  The Trustee has no duty or responsibility with regards to the Investor Rights Agreement.

10.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 10.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Debenture(s) of such series to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

10.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 10.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Trustee duly endorsed for transfer.

10.5 Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 10.3, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 10.2. The acquisition by the Offeror of all Debentures of such series held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

10.6 Consideration to be held in Trust

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 10.5. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation (which may, but need not be, an Affiliate of the Trustee), and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

10.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 10.3, the Trustee, if the Offeror has complied with Section 10.3 and 10.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion, relying on Counsel, may be necessary or desirable to cause the transfer of the applicable Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 10.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 10; and

(c) send to each Dissenting Debentureholder who has not complied with Section 10.4 a notice stating that:

(i) his or her Debentures have been transferred to the Offeror;

(ii) the Trustee or some other person designated in such notice is holding in trust the consideration for such Debentures; and

(iii) the Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and is granted power of attorney with respect to the Debentures of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

10.8 Appointment of Trustee by Offeror

If the Offeror wishes to appoint the Trustee to provide the services outlined in this Article 10 in respect of the Offer, the Offeror and the Trustee shall first enter into an agreement providing for the terms and conditions of such appointment, including the remuneration, indemnification and the return of cash or other consideration that is payable to Dissenting Debentureholders who have not complied with Section 10.4.

10.9 Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation and the Trustee.

ARTICLE 11
AMENDMENTS, SUPPLEMENTS AND WAIVERS

11.1 Ordinary Consent

Except as provided in Sections 11.2 and 11.3, by Ordinary Resolution:

(a) this Indenture or the Debentures may be amended, supplemented, or otherwise modified;

(b) any acceleration of the Debentures may be rescinded;

(c) any existing default or Event of Default (other than an Event of Default in the payment of the principal of, and premium, (if any) and accrued interest on the Debentures, except if such Event of Default results from an acceleration in accordance with Section 7.1(b) that has been rescinded in accordance with Section 7.4) and its consequences, may be waived; and

(d) compliance with any provision of this Indenture or the Debentures may be waived.

11.2 Special Consent

Notwithstanding Section 11.1, without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Debentures held by a non-consenting holder):

(a) reduce the principal amount of Debentures;

(b) change the fixed maturity of any Debentures, or alter the provisions with respect to the redemption or conversion of the Debentures, or waive a redemption payment with respect to any Debentures;

(c) reduce the rate of or change the time for payment of interest, including default interest, on any Debenture;

(d) waive a default or Event of Default in the payment of principal of, or interest or premium, if any, on, the Debentures;

(e) make any Debenture payable in money other than that stated in the Debentures;

(f) in the event of a Change of Control that has occurred, amend, modify, or change the right of the holders to exercise their Put Right and the obligations of the Corporation in connection therewith in accordance with Section 2.3(m), or modify any of the provisions or definitions with respect thereto;

(g) make any change in the provisions of this Indenture relating to waivers of past defaults or the rights of holders to receive payments of principal of, or interest or premium, if any, on, the Debentures;

(h) impair the right of any holder to demand payment of principal of, premium (if any) and interest on the Debentures on or after the due dates therefor, or to institute suit for the enforcement of any payment on or with respect to the Debentures;

(i) modify or change any provision of this Indenture or the related definitions affecting the ranking of the Debentures in a manner that adversely affects the holders based on the opinion of Counsel; or

(j) make any change in the preceding amendment and waiver provisions.

11.3 Without Consent

Notwithstanding Sections 11.1 and 11.2, without the consent of any holder, the Corporation and the Trustee may from time to time amend or supplement this Indenture or the Debentures to:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to provide for uncertificated Debentures in addition to or in place of certificated Debentures;

(c) to provide for the assumption of the Corporation's obligations to holders in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Corporation's property and assets;

(d) to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights under this Indenture of any such holder based on the opinion of Counsel;

(e) to comply with requirements of applicable law relating to trust indentures;

(f) to add a guarantor of the Corporation's obligations under the Indenture and the Debentures; or

(g) to evidence or provide for the acceptance of the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of this Indenture.

11.4 Form of Consent

It is not necessary for the consent of the Debentureholders under Sections 11.1 and 11.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

11.5 Supplemental Indentures

(a) From time to time the Trustee and, when authorized by a Board Resolution, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto for any one or more of the following purposes:

(i) adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or providing for events of default, in addition to those herein specified;

(ii) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(iii) evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(iv) giving effect to any resolution passed as provided in Article 11 or Article 12; and

(v) for any other purpose not inconsistent with the terms of this Indenture.

(b) Unless the supplemental indenture requires the consent or concurrence of Debentureholders such consent or concurrence shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture.

(c) Upon the execution of any supplemental indenture, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every holder of Debentures theretofore or thereafter certified and delivered hereunder shall be bound thereby.

11.6 Regulatory Approvals

Notwithstanding anything to the contrary in this Indenture, if any Debentures or Shares are listed and posted for trading on any exchange or market place, and only for so long as such Debentures or Shares remain listed, no indentures supplemental hereto or amendment to the terms of this Indenture may be made without the consent of such exchange or market, where the rules of such exchange or market require such consent.

ARTICLE 12
MEETINGS OF DEBENTUREHOLDERS

12.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 40% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in Vancouver, British Columbia or at such other place as may be determined by the Corporation and approved by the Trustee.

12.2 Notice of Meetings

At least 21 days' notice of any meeting shall be given to the Debentureholders in the manner provided in Section 13.2 and a copy of such notice shall be sent to the Trustee, unless the meeting has been called by it, and to the Corporation, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 12. The accidental omission to give notice of a meeting to any Debentureholder shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

12.3 Chair

Some person, who need not be a Debentureholder, nominated in writing by the Corporation (in case it convenes the meeting) or the Trustee (in any other case) shall be chair of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some individual present to be chair.

12.4 Quorum

At any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 40% of the principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 40% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

12.5 Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority of the principal amount of the outstanding Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6 Poll

A poll will be taken on every question submitted for approval at a meeting of Debentureholders, in such manner and either at once or after an adjournment as the chair shall direct.

12.7 Voting

On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

12.8 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the voting by proxy by Debentureholders and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. The Trustee may dispense with any such deposit and permit Debentureholders to make proof of ownership in such other manner, if any, as the Trustee may approve. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

12.9 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective officers, employees, trustees and directors, the Auditors of the Corporation and the legal advisers of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

12.10 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

12.11 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.12 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders as provided in this Indenture may be taken and exercised at a meeting of holders held as hereinbefore in this Article 12 provided or by the requisite amount of such holders as set forth in Article 11 or otherwise provided herein pursuant to an instrument in writing signed in one or more counterparts, and the expression "resolution" or "Ordinary Resolution" when used in this Indenture shall include an instrument so signed.

12.13 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 12 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 12.12 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

12.14 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 13
NOTICES

13.1 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 3150 - 1021 West Hastings Street, Vancouver, British  Columbia V6E 0C3, Attention: Chief Executive Officer and Vice President, Legal and General Counsel, with a copy delivered to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, Attention: John Ciardullo, and deemed to have been given and delivered at the time of delivery in person (if a Business Day and if not then the next succeeding Business Day) unless delivered after 4:30 p.m. at the point of delivery in which case it shall be deemed to have been delivered on the next Business Day, or if given by certified or first class letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three Business Days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

13.2 Notice to Debentureholders

(a) All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three Business Days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation or the Trustee, as the case may be, to give or mail any notice due to anything beyond the reasonable control of the Corporation or the Trustee, as the case may be, shall not invalidate any action or proceeding founded thereon.

(b) If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by (i) publication at least once in an English language daily newspaper of general circulation in Canada and may additionally elect to give a similar notice in a French language daily newspaper of general circulation in the Province of Quebec or (ii) by issuance of a press release.

(c) Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d) All notices with respect to any Debenture registered in the name of one or more joint holders shall be given to all joint holders at the address appearing on the register.

13.3 Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Vancouver, British Columbia, at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: General Manager, Corporate Trust, and deemed to have been given and delivered at the time of delivery in person (if a Business Day and if not then the next succeeding Business Day) unless delivered after 4:30 p.m. at the point of delivery in which case it shall be deemed to have been delivered on the next Business Day, or if given by certified or first class letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three Business Days following the mailing thereof, or sending the same by email transmission to the same addressee at corporatetrust.vancouver@computershare.com, which if sent by email transmission, shall be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

13.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Sections 13.1 or 13.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Sections 13.1 or 13.3, as the case may be.

ARTICLE 14
CONCERNING THE DEBENTURE TRUSTEE

14.1 No Conflict of Interest

The Trustee represents to the Corporation that to the best of its knowledge at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee, as a fiduciary hereunder but if, notwithstanding the provisions of this Section 14.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2. The Trustee also serves as the transfer agent for the Shares of the Corporation.

14.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days' notice in writing or such shorter notice as the Corporation may accept as sufficient.  The Corporation shall have the power at any time on notice in writing to the Trustee, and the Debentureholders by a resolution of no less than 40% of the principal amount of Debentures then outstanding shall have the power at any time, to remove the existing Trustee and to appoint a new or successor Trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new debenture trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the British Columbia Superior Court of Justice, on such notice as such Judge may direct at the Corporation's expense, for the appointment of a new Trustee but any new debenture trustee so appointed by the Corporation or by such court shall be subject to removal as aforesaid and the appointment of such new debenture trustee shall be effective only upon such new debenture trustee becoming bound by this Indenture. Any new debenture trustee appointed under any provision of this Section 14.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new debenture trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any person to which the Trustee has transferred substantially all of its corporate trust business, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor debenture trustee or of the Corporation, the Trustee ceasing to act, on payment of all reasonable outstanding fees and expenses, shall execute and deliver an instrument assigning and transferring to such successor debenture trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor debenture trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new debenture trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new debenture trustee, be made, executed, acknowledged and delivered by the Corporation.

14.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Debentureholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

14.4 Reliance Upon Declarations, Opinions, Etc.

(a) In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may act and rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

(b) The Trustee shall be entitled to rely, and act, upon any direction, request, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission or electronic delivery.

14.5 Evidence and Authority to Trustee, Opinions, Etc.

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 14.5, or (ii) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(A) a certificate made by any one director or officer of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(B) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(C) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation, whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b) Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 14.5.

(c) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(d) The Corporation shall furnish to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

14.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer's Certificate.

14.7 Experts, Advisers and Agents

The Trustee:

(a) may employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting and relying, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b) may employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation, and the Trustee shall not be responsible for any negligence or misconduct on the part of any such person provided it has exercised due care in the selection of such person.

14.8 Trustee May Deal in Debentures

Subject to Sections 14.1 and 14.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

14.9 Investment of Monies Held by Trustee

Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, upon receipt of a Written Direction of the Corporation, the Trustee shall invest the monies in Authorized Investments in its name in accordance with such Written Direction of the Corporation.  Any Written Direction of the Corporation to the Trustee shall be provided to the Trustee no later than 9:00 a.m. (EST) on the day on which the investment is to be made. Any such Written Direction of the Corporation received by the Trustee after 9:00 a.m. (EST) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (EST) on the next Business Day. Any Written Direction of the Corporation for the release of the funds must be received prior to 9:00 a.m. (EST) on the day prior to the day on which the release of funds is to be made. Any such direction for the release of funds received after 9:00 a.m. (EST) on the day prior to the day for release of funds or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in the funds being released on the next Business Day. For the purpose hereof, "Authorized Investments" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligation is rated at least "R1 (middle)" by DBRS Limited or an equivalent rating by an equivalent rating service.

In the event that the Trustee does not receive a Written Direction of the Corporation or only a partial Written Direction of the Corporation, the Trustee may hold cash balances constituting part or all of the escrow fund and may, but need not, invest same in its deposit department; but the Trustee shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee.

14.10 Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 14.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so in writing by the holders of not less than 40% of the aggregate principal amount of the Debentures then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

14.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

14.12 Trustee Not Bound to Act

(a) Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

(b) [Intentionally Deleted]

14.13 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

(d) The Trustee shall not be bound to give any notice or to do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall be required to do so under the terms hereof; nor, subject to any Event of Default which may be known by the Trustee, shall the Trustee be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall specify the Event of Default desired to be brought to the attention of the Trustee, and in the absence of such notice, the Trustee may for all purposes of this Indenture conclusively assume that the Corporation is not in default hereunder and that no default has occurred with respect to the payment of principal of, premium, if any, or interest on Debentures or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any Event of Default.

(e) The Corporation shall provide to the Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Trustee hereunder. The Trustee shall be entitled to act and rely on such certificate until a revised certificate is provided to it hereunder. The Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section 14.13.

(f) The Trustee shall not be liable for any consequential, punitive or special damages.

(g) The Trustee shall not be liable for any error of judgment made in good faith, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts.

(h) The Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of a majority of the principal amount of the outstanding Debentures, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Debentures.

(i) The Trustee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of god or war).

14.14 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 14.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces and territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.15 Compensation and Indemnity

(a) The Corporation shall pay to the Trustee from time to time reasonable remuneration for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay to or reimburse the Trustee on demand all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), until the trusts hereof be finally wound up, including both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed, whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers, employees, agents and its representatives, successors and assigns from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of gross negligence or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the termination or discharge of this Indenture.

(c) The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence, wilful misconduct or bad faith of the Trustee.

(d) Notwithstanding any other provision of this Indenture, any liability of the Trustee shall be limited to direct damages. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits, or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

14.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

14.17 Third Party Interests

The Corporation hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture for or to the credit of the Corporation, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

14.18 Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanction legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanction legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to the Corporation, provided that (i) the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

14.19 Privacy Laws

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i) to provide the services required under this Indenture and other services that may be requested from time to time;

(ii) to help the Trustee manage its servicing relationships with such individuals;

(iii) to meet the Trustee legal and regulatory requirements; and

(iv) if Social Insurance Numbers or TIN numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

14.20 Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of an act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

14.21 Trustee Will Disburse Only Monies and Shares Deposited

The Trustee will disburse monies and Shares according to this Indenture only to the extent that monies have been deposited with it and to the extent Shares have been delivered to it.

14.22 Trustee Protected in Acting

The Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, Certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

14.23 Accountability, Responsibility and Liability of the Trustee

The Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Debenture. The Trustee shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or certificates for the same, if any, pursuant to the terms of this Indenture.

ARTICLE 15
EXECUTION AND FORMAL DATE

15.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

15.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of May 27, 2020 irrespective of the actual date of execution hereof.

[Remainder of this page intentionally left blank]

IN WITNESS whereof the parties hereto have executed these presents under the hands of their proper officers in that behalf.

NEXGEN ENERGY LTD.
By:	"Travis McPherson"
Name: Travis McPherson
Title: Senior Vice President, Corporate Development

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	"Jennifer Wong"
Name: Jennifer Wong
Title: Corporate Trust Officer

By:	"Jennifer Lesley Wong"
Name: Jennifer Lesley Wong
Title: Associate Trust Officer

Schedule "A"
Form of Debenture

Unless permitted under securities legislation, the holder of this security must not trade the security before <Insert date that is four (4) months and one (1) day after the Issuance Date>.

NEXGEN ENERGY LTD.

(A corporation governed by the laws of British Columbia)

7.5% 2020 UNSECURED CONVERTIBLE DEBENTURES

Certificate No. ______

NEXGEN ENERGY LTD. (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated May 27, 2020 (the "Indenture") between the Corporation and Computershare Trust Company of Canada (the "Trustee"), promises to pay to       [Name of registered holder to be inserted here]      , the registered holder hereof on the Maturity Date, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of _______________________________________________ dollars ($_______________) in lawful money of the United States of America on presentation and surrender of this Debenture at the principal office of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from and including the date hereof, or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, to but excluding the next Interest Payment Date at the rate of 7.5% per annum (based on a 360-day year consisting of twelve 30-day months), in like money, in arrears in (with the exception of the first interest payment which will include interest from May 27, 2020 until, but excluding, June 10, 2020 and the last interest payment which will include interest from December 10, 2024 until, but excluding, the Maturity Date, as set forth below) equal semi-annual installments (less any tax required by law to be deducted) on June 10 and December 10 in each year commencing on June 10, 2020 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from May 27, 2020 to, but excluding June 10, 2020, which will be equal to $2.916666667 for each $1,000 principal amount of the Debentures and the last interest payment will include interest accrued from December 10, 2024 to, but excluding May 27, 2025, which will be equal to $35.00 for each $1,000 principal amount of the Debentures.

Subject to applicable regulatory approval (including the approval of such stock exchange(s) on which the Shares are listed, if applicable) and the Shareholder Rights Plan, the Corporation shall satisfy its Interest Obligation on the Debentures on each Interest Payment Date (including, for greater certainty, following conversion or redemption or on the Maturity Date) by delivering: (i) cash for two-thirds of the Interest then due (equal to 5% per annum); and (ii) Freely Tradeable Shares for one-third of the Interest then due (equal to 2.5% per annum).  The Shares to be issued in satisfaction of the Corporation's Interest Obligation on the Debentures shall be issued at a price equal to the Current Market Price.  To the extent the Current Market Price is lower than the price required by the policies or rules of any applicable exchange or market, the Shares to be issued in satisfaction of the Corporation's Interest Obligation on the Debentures shall be issued at the lowest price permitted by such exchange or market. If on the applicable Interest Payment Date the Corporation is not a reporting issuer (or its equivalent) in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Shares is to occur, the Shares are not listed on one of the TSX, NYSE, TSX Venture Exchange or New York Stock Exchange, applicable regulatory approvals (including the approval of such stock exchange(s) on which the Shares are listed, if applicable) required to issue Shares in satisfaction of part of the Corporation's Interest Obligation or to have such Shares listed on the stock exchange(s) on which the Shares are then listed have not been obtained or the issuance of Shares in satisfaction of part of the Corporation's Interest Obligation would constitute a "Flip-In Event" (as such term is defined in the Shareholder Rights Plan), the Corporation shall satisfy its entire Interest Obligation in respect of such Interest Payment Date in cash. Interest hereon that is to be paid in cash shall be payable by wire, cheque, electronic transfer of funds or such other means as may be agreed to by the Trustee, to the registered holder hereof and, subject to the provisions of the Indenture.

This Debenture is one of the Debentures of the Corporation issued or issuable under the provisions of the Indenture. The authorized principal amount of the Debentures is limited to an aggregate principal amount of $15,000,000 in lawful money of the United States of America. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, this Debenture may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The Corporation will pay to the Debentureholder such Additional Amounts as may become payable under Section 2.11 of the Indenture.

Subject to any applicable regulatory approval (including the approval of such stock exchange(s) on which the Shares are listed, if applicable), the whole, or if this Debenture is in a denomination in excess of $1,000 any part of which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Trustee in the City of Vancouver, British Columbia, at any time prior to 5:00 p.m. (Vancouver time) on the earlier of the Business Day preceding the Maturity Date and the Business Day immediately preceding the date specified by the Corporation for redemption or conversion of this Debenture, into Freely Tradeable Shares (subject to Article 5 of the Indenture) (without adjustment to the Conversion Price for distributions on Shares issuable on conversion or for interest accrued on the Debentures surrendered for conversion) at a conversion price of C$2.34 per Share (the "Conversion Price") converted to United States Dollars using the daily average rate of exchange between Canadian dollars and United States dollars as reported by the Bank of Canada at 16:30 (ET) (or such successor reference rate then in existence as reported by the Bank of Canada) published on the Business Day immediately preceding the applicable date of conversion, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest or determined in accordance with the Indenture.

The Debentures shall be redeemable by the Corporation in accordance with the terms of Article 4 of the Indenture, provided that the Debentures will not be redeemable prior to May 27, 2023, except in the event of the satisfaction of certain conditions after a Change of Control or upon request of the Debentureholders pursuant to Section 2.3(m) of the Indenture.  From May 27, 2023 and prior to the Maturity Date, the Debentures shall be redeemable, in whole at any time, or in part from time to time, at the option of the Corporation on notice as provided for in the Indenture at a redemption price equal to the principal amount thereof plus accrued and unpaid interest up to the Redemption Date, provided that the Current Market Price on the date immediately prior to the date the Redemption Notice is given exceeds 130% of the Conversion Price and the Corporation shall have provided to the Trustee an Officer's Certificate confirming such Current Market Price. The Redemption Price for this Debenture will be a price equal to its principal amount plus accrued and unpaid interest.

Upon the occurrence of a Change of Control, the Corporation has the right (but not the obligation) to redeem, on the terms and conditions set out in the Indenture, all (and not less than all) of this Debenture in accordance with the requirements of Applicable Securities Legislation in cash at a price equal to (A) if the Change of Control occurred on or prior to May 27, 2023, 130% of the principal amount thereof and (B) if the Change of Control occurred after May 27, 2023, 115% of the principal amount thereof, plus, in each case, accrued and unpaid interest, if any, on the Debenture up to, but excluding, the Change of Control Redemption Date.

Upon completion of a Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and a Change of Management, but without any requirement that such Change of Control pursuant to paragraphs (i), (ii) or (iv) of such definition and such Change of Management occur contemporaneously, the holder of this Debenture has the right to require the Corporation to purchase, on the terms and conditions set out in the Indenture, all or any part of this Debenture in accordance with the requirements of Applicable Securities Legislation in cash at a price equal to (A) if the Change of Control occurred on or prior to May 27, 2023, 130% of the principal amount thereof and (B) if the Change of Control occurred after May 27, 2023, 115% of the principal amount thereof, plus, in each case, accrued and unpaid interest, if any, on this Debenture up to, but excluding, the Put Date, provided that the Corporation has decided to not exercise the Change of Control Redemption Right.

From and after the announcement by the Corporation of a Change of Control that is recommended by the Board of Directors of the Corporation, and subject to the terms on conditions set out in the Indenture, the Corporation shall have a right to require the holder of this Debenture to convert the whole or any part of this Debenture into Shares at the Conversion Price.

Subject to the restrictions on transfer set forth in the Indenture, if an Offer for all of the outstanding Debentures is made and, subject to the terms and conditions set out in the Indenture, the Offer is accepted by holders of Debentures representing at least 90% of the outstanding principal amount of the Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror), and the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer, the Offeror will be entitled to acquire, for the same consideration per Debenture payable under the Offer, the Debentures held by Debentureholders who did not accept the Offer.

The indebtedness evidenced by this Debenture is a direct unsecured obligation of the Corporation, and will rank equally with all other Debentures and with all other unsecured and unsubordinated indebtedness of the Corporation except as prescribed by law. Except as specifically provided in Section 2.3(o) of the Indenture, the Indenture does not limit the Corporation from incurring additional indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging the Corporation's properties to secure any indebtedness.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all Debentureholders outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture. Further, in certain cases, the holders of not less than a majority in principal amount of Debentures then outstanding may, on behalf of all Debentureholders, waive an Event of Default and/or cancel a declaration of acceleration upon such terms and conditions as such holders shall prescribe.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

The Indenture and this Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event that the terms and conditions stated in this Debenture conflict, or are inconsistent with, the terms and conditions of the Indenture, the Indenture shall prevail and take priority.

IN WITNESS WHEREOF NEXGEN ENERGY LTD. has caused this Debenture to be signed by its authorized signatory as of the _________ day of _____________ , 2020.

NEXGEN ENERGY LTD. By: _______________________________________________ Authorized Signatory

DEBENTURE TRUSTEE'S CERTIFICATE

This Debenture is one of the 7.5% 2020 Unsecured Convertible Debentures referred to in the Indenture within mentioned.

Dated: ___________________

COMPUTERSHARE TRUST COMPANY

BBy:
(Authorized Officer)

ASSIGNMENT - SCHEDULE I

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________________________, whose address and social insurance number, if applicable, are set forth below, this 7.5% 2020 Unsecured Convertible Debenture bearing Certificate No. _____ (the "Debenture") (or $________________ principal amount hereof*) of NEXGEN ENERGY LTD. (the "Corporation") standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct __________________________ to transfer such Debenture in such register, with full power of substitution in the premises.

□ If transfer is to any entity that is not an affiliate of Queen's Road Capital Investments Ltd., check this box. Corporation written consent shall be required pursuant to Section 3.1 of the Indenture.

Date:  _____________________________________________

Address of Transferee:  ________________________-________________________
____________________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: _________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of $1,000, in which case such Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.  The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP).  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words:  "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer.  For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

2. The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

____________________________________________________________________
Signature of Guarantor

____________________________________________________________________
Authorized Officer                                          Signature of Transferring
                                                                        Registered Holder

____________________________________________________________________
Guarantor's Name and Stamp

CONVERSION NOTICE - SCHEDULE II

TO: NEXGEN ENERGY LTD.

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of this Debenture bearing Certificate No. _____ irrevocably elects to convert this Debenture (or $_________________ principal amount hereof*) in accordance with the terms of the Indenture and tenders herewith this Debenture, and, if applicable, directs that the Shares of NEXGEN ENERGY LTD. issuable upon a conversion be issued and delivered to the person indicated below.  (If Shares are to be issued in the name of a person other than the holder of this Debenture, all requisite transfer taxes must be tendered by the undersigned).

Conversion Price: C$2.34 per Share to be converted to United States Dollars using the Exchange Rate published on the Business Day immediately preceding the applicable Date of Conversion.

____________________________________________________________________
Dated:   (Signature of Registered Holder)

*If less than the full principal amount of this Debenture, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:  If Shares are to be issued in the name of a Person other than the holder, the Assignment form attached to this Debenture certificate must be completed and executed which signature must be guaranteed on such Assignment form in the manner set out on such form.

(Print name in which Shares are to be issued, delivered and registered)

____________________________________________________________________
Name:

____________________________________________________________________
(Address)  (City, Province and Postal Code)

Schedule "B"
Form of Redemption Notice

NEXGEN ENERGY LTD.

7.5% 2020 UNSECURED CONVERTIBLE DEBENTURES

REDEMPTION NOTICE

To: Holders of 7.5% 2020 unsecured convertible debentures (the "Debentures") of NexGen Energy Ltd. (the "Corporation")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture (as defined below), unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture dated May 27, 2020 (the "Indenture") between the Corporation and Computershare Trust Company of Canada, as trustee (the "Trustee"), that [all Debentures outstanding US$ ____________ aggregate principal amount of the Debentures] will be redeemed as of (the "Redemption Date"), upon payment of a redemption amount of US$ __________ for each US$1,000 principal amount of Debentures, being equal to the aggregate of (i) US$1,000 (the "Redemption Price"), and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively with the Redemption Price, the "Redemption Payment Amount"). The Debentures so called for redemption shall cease to be convertible at 5:00 p.m. (Vancouver Time) on the Business Day immediately preceding the Redemption Date.

The Redemption Payment Amount will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street

Vancouver, British Columbia, V6C 3B9

Attention: General Manager, Corporate Trust

Email: corporatetrust.vancouver@computershare.com

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Payment Amount shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Payment Amount pursuant to the Indenture.

B-1

DATED:

NEXGEN ENERGY LTD. By: _______________________________________________ Authorized Signatory

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Schedule "C"
Form of Maturity Notice

NEXGEN ENERGY LTD.

7.5% 2020 UNSECURED CONVERTIBLE DEBENTURES

MATURITY NOTICE

To: Holders of 7.5% 2020 unsecured convertible debentures (the "Debentures") of NexGen Energy Ltd. (the "Corporation")

Note: All capitalized terms used herein have the meanings ascribed thereto in the Indenture (as defined below), unless otherwise indicated.

Notice is hereby given pursuant to Sections 2.3(g) of the trust indenture dated May 27, 2020 (the "Indenture") between the Corporation and Computershare Trust Company of Canada, as trustee (the "Trustee"), that the Debentures are due and payable as of the Maturity Date, and the Corporation hereby advises the holders of [an aggregate principal amount of US$ _______________ of the] the Debentures that it will deliver to holders of Debentures a cash payment for the principal amount of the Debentures, and (i) cash for two-thirds of all accrued but unpaid interest (equal to 5% per annum); and (ii) Freely Tradeable Shares for one-third of all accrued but unpaid interest (equal to 2.5% per annum). Upon presentation and surrender of the Debentures, the Corporation will pay or cause to be paid to the holder all cash to which the holder is entitled in respect of principal and interest to the Maturity Date, together with the cash equivalent representing fractional Shares, and shall, on the Maturity Date, send to the Trustee the Freely Tradeable Shares to which the holder is entitled. The Debentures shall cease to be convertible at 5:00 p.m. (Vancouver time) on the Business Day preceding the Maturity Date.

DATED:

NEXGEN ENERGY LTD. By: _______________________________________________ Authorized Signatory

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Schedule "D"
Form of Notice of Put Exercise

PUT EXERCISE NOTICE

TO: NEXGEN ENERGY LTD.

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture (as defined below), unless otherwise indicated.

The undersigned registered holder of 7.5% 2020 unsecured convertible debentures (the "Debentures") bearing Certificate No.________ irrevocably elects to put such Debenture (or US$______________ principal amount thereof*) to NexGen Energy Ltd. (the "Corporation") to be purchased by the Corporation on ____________ (the "Put Date") in accordance with the terms of the indenture dated May 27, 2020 (the "Indenture") between the Corporation and Computershare Trust Company of Canada, as trustee, at a price of US$[1,300/1,150] for each US$1,000 principal amount of Debentures plus all accrued and unpaid interest thereon to, but excluding, the Put Date (collectively, the "Total Put Price") and tenders herewith such Debenture.

Dated: ______________________________	______________________________________________ (Signature of Registered Holder)

* If less than the full principal amount of such Debenture, indicate in the space provided the principal amount (which must be US$1,000 or integral multiples thereof).

The Total Put Price will be payable upon presentation and surrender of such Debenture with this form on or after the Put Date at the following corporate trust office:

Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street

Vancouver, British Columbia, V6C 3B9

Attention: Manager, Corporate Trust

Email: corporatetrust.vancouver@computershare.com

The interest upon the principal amount of such Debenture put to the Corporation will cease to be payable from and after the Put Date unless payment of the Total Put Price is not made on presentation for surrender of such Debenture at the above-mentioned corporate trust office on or after the Put Date or prior to the setting aside of the Total Put Price pursuant to the Indenture.

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